SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D

                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 1)*



                                             Preferred Networks, Inc.
                                                 (Name of Issuer)

                                     Common Stock, par value $.0001 per share
                                          (Title of Class of Securities)

                                                     73990510
                                                  (CUSIP Number)

                                             Thomas R. Stephens, Esq.
                                       Bartlit Beck Herman Palenchar & Scott
                                          511 Sixteenth Street Suite 700
                                               Denver, Colorado 80202
                                                  (303) 592-3100
                               (Name, Address and Telephone Number of Person
                            Authorized to Receive Notices and Communications)

                                                  March 17, 1998
                        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          (Continued on following page(s))

                                                  Page 1 of 9 Pages

CUSIP No.  73990510        13D                  Page  2     of    9     Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Centennial Fund IV, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)

                (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           4,774,910

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         4,774,910

                                          10    SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,774,910

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.9%

     14        TYPE OF REPORTING PERSON*
                             PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Centennial Holdings IV, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
                       (a)
                       (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           4,774,910

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         4,774,910

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,774,910

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               23.9%

     14        TYPE OF REPORTING PERSON*
               PN
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 9 Pages

                             Introductory Statement

                  This amended statement on Schedule 13D relates to the Common Stock, no par value (the "Shares"), of Preferred Networks, Inc., a Georgia corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this statement, previously filed by (i) Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), as direct beneficial owner of Shares, and (ii) Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of the relationships described previously in this statement, is hereby amended as set forth below.


Item 2.  Identity and Background.

                  No change except for the addition of the following:

                  On September 30, 1997, G. Jackson Tankersley, Jr. resigned as a general partner of Holdings IV.


Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

                  The total amount of funds required by Centennial IV to acquire the shares of the Class B Redeemable Preferred Stock (the "Class B Shares") and the Company's warrants to acquire common stock (the "1998 Warrants") described in Item 5(c) was $169,000.50. Such funds were provided by Centennial IV's capital available for investment.


Item 4.  Purpose of Transaction

                  No change except for the addition of the following:

                  Centennial IV acquired the Class B Shares and 1998 Warrants reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Class B Shares and 1998 Warrants, the effective yield on the Class B Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Class B Shares and/or 1998 Warrants, dispose of all or a portion of the Class B Shares and/or 1998 Warrants that it holds, or cease buying or selling Class B Shares and/or 1998 Warrants. Any such additional purchases or sales of the Class B Shares and/or 1998 Warrants may be in open market or privately-negotiated transactions or otherwise.

                  On March 17, 1998, Centennial IV entered into a Class B Redeemable Preferred Stock Purchase Agreement (the "Class B Purchase Agreement") with the Company and certain other investors pursuant to which Centennial IV acquired, for an aggregate purchase price of $169,000, 112,667 Class B Shares, and 114,075 1998 Warrants.

                  The Class B Shares are entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Class B Shares will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Class B Shares. The Class B Shares will be entitled to one vote per share and will be entitled to vote together with the common stock on matters submitted to a vote of the Company's stockholders. In addition, the Class B Shares will be entitled to a class vote on certain matters, including without limitation repurchases of common stock, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company's assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Class B Shares are redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Class B Shares may require that its Class B Shares be redeemed at any time after March 17, 2003 or earlier in certain circumstances. The holders of Class B Shares are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Class B Shares are entitled to elect one director.

                  Each 1998 Warrant permits a holder to acquire, at any time during the five year period commencing on March 17, 1998, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the 1998 Warrant. Payment of the exercise price may be made in cash, debt or equity securities of the Company, or by withholding from the Shares otherwise to be delivered upon exercise a number of Shares which have a value equal to the exercise price. Under some circumstances the holders of the 1998 Warrants may be required to exercise the 1998 Warrants prior to their expiration.

                  Pursuant to the Class B Purchase Agreement, Centennial IV and the Company and certain other stockholders of the Company amended the Registration Rights Agreement dated as of June 21, 1995, among such persons, as amended (the "1998 Registration Rights Amendment"), pursuant to which the holders of 1998 Warrants will have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company will be required to register, the Shares obtainable upon exercise of the 1998 Warrants.

                  Pursuant to the Class B Purchase Agreement, the Company, among other things, (i) made certain representations and warranties to the investors acquiring Class B Shares and 1998 Warrants, (ii) agreed to provide such investors with certain inspection and information rights, and (iii) agreed to reimburse such investors for certain expenses.

                  The foregoing summaries of the Class B Purchase Agreement, the rights and preferences of the Class B Shares, the terms of the 1998 Warrants and the 1998 Registration Rights Amendment are qualified in their entirety by reference to the Class B Purchase Agreement attached hereto as Exhibit 10, the rights and preferences of the Class B Shares attached hereto as Exhibit 11, the form of the 1998 Warrant attached hereto as Exhibit 12, and the Registration Rights Amendment attached hereto as Exhibit 13, respectively.

                  Except as described in this Item 4, none of the Reporting Persons nor any of the Officers and Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) Centennial IV is the direct beneficial owner of 1,507,502 Shares. 3,603,333 warrants issued in 1997 and 114,075 1998 Warrants (collectively, the "Warrants"), or approximately 23.9% of the sum of (i) the 16,270,028 Shares deemed outstanding as of March 17, 1998, according to information received from the Company plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Holdings IV may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Centennial IV.

                  (b) Centennial IV has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships described in Item 2 of this Statement, Holdings IV may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Centennial IV.

                  (c) On March 17, 1998, Centennial IV acquired the Class B Shares and the 1998 Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $169,000.50.

                  Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

                  (d) Centennial IV has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it, and, by virtue of the relationships reported in Item 2 of this Statement, Holdings IV has the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares and Warrants held by Centennial IV.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change except for the addition of the following:

                  The  information  included  under Item 4 of this  statement on
Schedule 13D in connection with the Class B Purchase Agreement, the Class B Shares, the 1998 Warrant and the 1998 Registration Rights Amendment is hereby incorporated in its entirety by this reference.

                  Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

                  No change except the addition of the following:

                  Exhibit 10. Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc.

                  Exhibit 11. Articles of Amendment setting forth the rights and preferences of the Class B Redeemable Preferred Stock of Preferred Networks, Inc.

                  Exhibit 12. Form of Common Stock Purchase Warrant to be issued pursuant to the Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc.

                  Exhibit 13. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons.

                                          Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 23, 1998      /s/ Jeffrey Schutz
                           Jeffrey   Schutz,   as  general  partner  of
                           Centennial   Holdings  IV,   L.P.,   general
                           partner of Centennial Fund IV, L.P.

                           EXHIBIT 10 TO SCHEDULE 13D


                            PREFERRED NETWORKS, INC.

          CLASS B SENIOR REDEEMABLE PREFERRED STOCK PURCHASE AGREEMENT
                                 MARCH 17, 1998



         This CLASS B SENIOR REDEEMABLE PREFERRED STOCK PURCHASE AGREEMENT dated as of March 17, 1998 (together with the Exhibits and Schedules attached hereto, the "AGREEMENT") is entered into by and among Preferred Networks, Inc., a Georgia corporation, with its current principal place of business at 850 Center Way, Norcross, GA 30071 (the "COMPANY"), and the persons and entities named in the Schedule of Investors designated as Exhibit A hereto (collectively referred to as the "INVESTORS" and individually referred to as an "INVESTOR").

         1.       PURCHASE, SALE AND TERMS OF PURCHASED SHARES.

         1.1. The Purchased Shares and Warrants. The Company has duly authorized the issuance and sale to the Investors for an aggregate purchase price of $8,000,004 of (a) an aggregate of 5,333,336 shares (the "PURCHASED SHARES") of its authorized Class B Senior Redeemable Preferred Stock (the "CLASS B PREFERRED STOCK") and (b) the issuance of common stock purchase warrants (the "WARRANTS") to be in substantially the form of Exhibit B attached hereto for the purchase of an aggregate of 5,400,000 shares of the Company's common stock, no par value (the "COMMON STOCK"). The designations, rights and preferences and other terms and conditions relating to the Class B Preferred Stock are as set forth in Exhibit C attached hereto. The Purchased Shares and the Warrants are collectively referred to herein as the "SECURITIES".

         1.2 Purchase and Sale of the Purchased Shares and the Warrants. The Company agrees to issue and sell to the Investors, and, subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement, the Investors, severally but not jointly, agree to purchase that number of Purchased Shares and Warrants for the purchase price (the "PURCHASE PRICE") set forth opposite their respective names in Exhibit A hereto under the respective headings "PURCHASED SHARES" "WARRANTS" and "AGGREGATE PURCHASE PRICE FOR SECURITIES." The Purchase Price shall be paid in immediately available funds.

         1.3 Closing. The consummation of the purchase and sale (the "CLOSING") shall occur concurrently herewith (the "CLOSING DATE"). At the Closing, the Company shall deliver to each Investor a certificate for that number of Purchased Shares and a Warrant exercisable into that number of shares of Common Stock set forth opposite such Investor's name in Exhibit A hereto, against delivery to the Company of the Purchase Price.

         1.4 Use of Proceeds. The Company agrees to use the proceeds from the sale of the Purchased Shares and the Warrants for construction of the Company's paging system networks and for general working capital purposes for the Company and its Subsidiaries.

         1.5 Covenants of the Company Prior to Closing. The Company shall do all things necessary to fulfill the conditions to purchase set forth in Sections 2 and 3 of this Agreement, including, without limitation, holding such meetings of shareholders as are required to obtain the required shareholder approvals and taking all actions necessary to comply with the applicable federal and state securities laws in connection with obtaining such approvals.

         2.       CONDITIONS OF PURCHASE.

         The obligations of each Investor under Article 1 of this Agreement are subject to the compliance by the Company with its agreements herein contained and to the fulfillment on or before the Closing of the following conditions:

         2.1 Opinion of Counsel. The Investors shall have received from Sutherland, Asbill & Brennan, counsel for the Company, its favorable opinion, dated the Closing Date, in form and substance reasonably acceptable to the Investors and the Investors' counsel.

         2.2 Authorization; Consents. The Board of Directors of the Company and an independent committee of the Board of Directors shall have duly adopted resolutions in form satisfactory to the Investors and shall have received all necessary approvals of shareholders of the Company authorizing the Company to consummate the transactions contemplated hereby in accordance with the terms hereof, and the Investors shall have received a duly executed certificate of the Secretary or an Assistant Secretary of the Company dated the Closing Date setting forth a copy of such resolutions and such other matters as may be requested by the Investors. The Company shall have obtained any and all other consents, permits and waivers and made all filings necessary or appropriate for consummation of the transactions contemplated by this Agreement.

         2.3 Articles of Incorporation; Certificate of Amendment. The Company shall have duly filed with the Secretary of State of Georgia a Certificate of Amendment in the form as set forth in Exhibit C attached hereto amending the Company's Articles of Incorporation, which amendment shall have become effective for all purposes on or before and shall remain effective through the Closing Date.

         2.4 Board of Directors. Effective as of the Closing, an individual to be selected by the Investors shall have been elected to the Company's Board of Directors as the representative of the Investors.

         2.5 Expenses. The Company shall have paid the expenses set forth in Section 18 hereof.
                  --------

         2.6 Secretary's Certificates; Good Standing Certificates. Each of the Company and the Subsidiaries shall have delivered to the Investors true and correct copies of its Articles of Incorporation, Bylaws and other charter documents, all as amended through the Closing Date and each certified by its respective corporate Secretary or Assistant Secretary.

         2.7 SBIC Matters. The Company shall have duly completed and executed for the Investors that are small business investment companies (each individually, an "SBIC HOLDER"), Small Business Administration Forms 480 and 652 together with a written statement from the Company regarding its intended use of proceeds from the financing.

         2.8 Amendment to Registration Rights Agreement. The Registration Rights Agreement dated as of June 21, 1995 (as heretofore amended) among the Company, the Investors and the other parties thereto shall have been amended as provided in the Second Amendment to Registration Rights Agreement in the form attached hereto as Exhibit D (such Registration Rights Agreement, as heretofore amended and as amended by such Second Amendment is hereinafter referred to as the "REGISTRATION RIGHTS AGREEMENT").

         2.9 All Proceedings Satisfactory. All corporate and other proceedings taken prior to or at the Closing in connection with the transactions contemplated by this Agreement, and all documents and evidences incident thereto, shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall receive such copies thereof and other materials (certified, if requested) as they may reasonably request in connection therewith.

         3.       CONDITIONS OF SALE.

         The Company's obligation to issue and sell the Purchased Shares and the Warrants hereunder shall be subject to compliance by the Investors in all material respects with their agreements herein contained and to the fulfillment on or before and at the Closing of the following conditions:

         3.1. Representations and Warranties. If the Closing occurs other than on the date hereof, the representations and warranties of the Investors contained in Section 6 of this Agreement shall be true and correct in all material respects with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, and the Company shall receive a certificate to such effect executed by a duly authorized representative of each of the Investors.

         3.2. Authorization; Consents. The Board of Directors of the Company (including the independent board committee) shall have duly adopted resolutions in form satisfactory to the Investors and shall have received all necessary approvals of shareholders of the Company authorizing the Company to consummate the transactions contemplated hereby in accordance with the terms hereof, and the Investors shall have received a duly executed certificate of the Secretary or an Assistant Secretary of the Company dated the Closing Date setting forth a copy of such resolutions and such other matters as may be requested by the Investors. The Company shall have obtained any and all other consents, permits and waivers and made all filings necessary or appropriate for consummation of the transactions contemplated by this Agreement.

         4.       REPRESENTATIONS AND WARRANTIES.

         As a material inducement to the Investors to enter into this Agreement and to purchase the Purchased Shares and Warrants as contemplated hereby the Company represents and warrants to the Investors as follows:

         4.1. Organization, Corporate Power and Authority, etc. Each of the Company and the Subsidiaries (as defined below) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its state of incorporation and has full corporate power and authority to own and hold its properties and to carry on its business as presently conducted. Each of the Company and the Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation or limited liability company authorized to do business in all jurisdictions in which the character of property owned or leased, or the nature of the activities conducted by it, makes such licensing or qualification necessary, except where the failure to so qualify would not have a Material Adverse Effect. The attached Schedule 4.1 contains a list of all entities of which the Company owns or controls, directly or indirectly through one or more other Persons, a majority of the voting stock or limited liability company interests (each a "SUBSIDIARY" and collectively, "SUBSIDIARIES"). Except for such Subsidiaries, neither the Company nor any Subsidiary owns of record or beneficially any shares of capital stock or securities convertible into capital stock of, or any other proprietary interest in, any Person.

         4.2 Validity and Enforceability. The Company has all necessary corporate power and authority, and has taken all corporate action required to execute, deliver and perform this Agreement, to issue, sell and deliver the Purchased Shares and the Warrants and to issue the Common Stock issuable upon exercise of the Warrants. This Agreement and all other documents and instruments executed by the Company pursuant hereto, when delivered, are and will be duly authorized, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and equitable principles limiting rights to specific performance. The sale of the Preferred Shares and the Warrants by the Company in accordance herewith is not subject to preemptive or other preferential rights or similar statutory or contract rights that have not heretofore been waived and does not give rise to any "anti-dilution" provisions either arising pursuant to any agreement or instrument to which the Company is a party or which are otherwise binding on the Company. Without limitation of the foregoing, the Company and the Investors who hold Class A Warrants (as such term is defined in Exhibit B) hereby represent and warrant that the "Exercise Price" for purposes of the Class A Warrants is as of the date hereof $1.50 per share and shall not be adjusted by reason of the issuance of the Securities as contemplated hereby. Upon the issuance, sale and delivery of the Securities in accordance with the terms hereof, the Securities will be validly issued, fully paid and non-assessable and will be free and clear of all liens, security interests, charges, restrictions, claims and Encumbrances of any nature whatsoever (each a "LIEN"), subject to applicable restrictions on transfer under Federal and state securities laws and any Liens created by the Investors.

         4.3 Capitalization; Status of Capital Stock. (a) The Company has a total authorized capitalization consisting of 30,000,000 shares of Preferred Stock (of which 13,500,000 shares are designated as Class A Redeemable Preferred Stock and 5,500,000 shares are designated as Class B Senior Redeemable Preferred Stock), and 100,000,000 shares of Common Stock. All issued and outstanding shares of capital stock of the Company and each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with all applicable state and Federal securities laws.

         (b) The Preferred Shares and the Warrants which are being issued hereunder have been duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided herein, will be validly issued, fully paid and nonassessable and will not be subject to any Lien. On or prior to Closing, the Company will have authorized and reserved, and covenants to continue to reserve, a sufficient number of shares of Common Stock for issuance upon the exercise of the Warrants. The shares of Common Stock that will be issued upon exercise of the Warrants will be validly issued, fully paid and nonassessable and will not be subject to any Lien, subject to applicable restrictions on transfer under Federal and state securities laws and any Liens created by the Investors. No further approval or authorization of the shareholders or the directors of the Company or any successor or other Person is or will be required for the issuance of the Common Stock upon exercise of the Warrants.

         (c) Except as set forth on Schedule 4.3: (a) neither the Company nor any Subsidiary has any subscription, warrant, option, convertible security or other options or rights (contingent or otherwise) to purchase shares of capital stock, or securities convertible into shares of capital stock, authorized, issued or outstanding, nor is the Company or any Subsidiary obligated in any manner to issue shares of its capital stock or securities convertible into or evidencing any right to acquire shares of its capital stock, or to distribute to holders of any of its capital stock any evidence of indebtedness or assets; (b) no Person has any preemptive right, right of first refusal or similar right to acquire additional shares of capital stock of the Company or any Subsidiary in connection with the sale and purchase of the Securities pursuant to this Agreement or otherwise; (c) there are no restrictions on the transfer of the shares of capital stock of the Company, other than (i) those imposed by relevant state and Federal securities laws, (ii) as set forth in Section 6.5 hereto; and
(iii) certain restrictions on transfers of shares issued in connection with certain acquisitions made by the Company, (d) no Person has any right to cause the Company to effect the registration under the Securities Act of any shares of capital stock or any other securities (including debt securities) of the Company other than as set forth in the Registration Rights Agreement and the registration rights agreements executed by the Company in connection with the acquisitions of Big Apple Paging Corp. and Mercury Paging & Communications, Inc.; (e) neither the Company nor any Subsidiary has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein, or to pay any dividend or make any other distribution in respect thereto; and (f) there are no voting trusts, shareholders' agreements, or proxies relating to any securities of the Company or any Subsidiary. A complete and correct schedule of the number of shares of issued and outstanding capital stock and of any subscription, warrant, option, convertible security or other options or rights (contingent or otherwise) to purchase shares of capital stock, or securities convertible into shares of capital stock of the Company and each Subsidiary immediately prior to the Closing is set forth in Schedule 4.3.

         4.4 Governmental and Other Consents, etc. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any third party, the absence of which would have a Material Adverse Effect is or will be necessary for, or in connection with, the offer, issuance, sale, execution or delivery by the Company, or for the performance by it of its obligations, under this Agreement except such, if any, as may be required under any applicable state securities laws that have been complied with on or prior to the Closing Date.

         4.5 Compliance with Securities Laws. (a) Subject to the accuracy of the representations of the Investors set forth in Section 6 below, the Company has complied and will comply with all applicable United States Federal and state securities laws in connection with the offer, issuance and sale of the Securities in compliance with Section 1.5 of this Agreement. The Company has not, either directly or through any agent, offered any securities to, or otherwise approached, negotiated or communicated in respect of any securities with, any Person so as thereby to require that the offer or sale of the Securities be registered pursuant to the provisions of Section 5 of the Securities Act. Subject to the accuracy of the representations of the Investors set forth in Section 6 below, the offer, sale and issuance of the Purchased Shares and the Warrants (and of the Common Stock issuable upon the exercise of the Warrants) in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act and all applicable state securities laws.

         (b) The Company's Annual Reports on Form 10-K for the fiscal year ended December 31, 1996, and all other reports, registration statements, proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to March 1, 1996 under the Securities Act or the Exchange Act, in the form filed with the Commission (collectively, "SEC DOCUMENTS"), as of the date filed, (1) complied as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (2) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any of the Company's SEC Documents (including the related notes and schedules thereto) fairly presents the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in the Company's SEC Documents (including any related notes and schedules thereto) fairly presents the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods to which they relate, in each case, in compliance with applicable accounting requirements and with the published rules of the SEC with respect thereto and in accordance with generally accepted accounting principles consistently applied during the periods involved, except, in each case, as may be noted therein, subject to normal year-end audit adjustments (which are not expected to be material) in the case of unaudited statements.

         (c) Since December 31, 1997, the Company and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

         (d) Since December 31, 1997, (1) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (2) no event has occurred or fact or circumstance arisen that, individually or taken together with all other facts, circumstances and events has had or is reasonably likely to have a Material Adverse Effect.

         4.6 Financial Statements. The Company's audited financial statements as of December 31, 1996 (the "AUDITED FINANCIAL STATEMENTS") and unaudited financial statements as of September 30, 1997 (such unaudited financial statements, together with the Audited Financial Statements being referred to collectively as the "FINANCIAL STATEMENTS") have been previously provided to the Investors. The Financial Statements present fairly the financial position of the Company as at the dates thereof and for the periods covered thereby and have been prepared in accordance with generally accepted accounting principles consistently applied (except in the case of unaudited financial statements for footnotes otherwise required by generally accepted accounting principles and normal year adjustments that are not material in amount). Neither the Company nor any Subsidiary has any liability, contingent or otherwise, not disclosed in the Financial Statements or in the notes thereto, that could together with all such other liabilities, have a Material Adverse Effect. Since December 31, 1996,
(i) there has been no material adverse change in the business, assets or condition, financial or otherwise, or operations of the Company or any Subsidiary; (ii) neither the business, condition, financial or otherwise, or operations of the Company or any Subsidiary nor any of its properties or assets has been materially adversely affected by any event or occurrence of any type, whether or not insured against; (iii) except as set forth on Schedule 4.6 hereto or in the Company's filings under the Exchange Act, and except as entered into in the ordinary course of business, neither the Company nor any Subsidiary has incurred any liabilities or obligations in excess of $50,000; and (iv) neither the Company nor any Subsidiary has entered into any transaction that would have a Material Adverse Effect.

         4.7. Taxes. Each of the Company and the Subsidiaries has accurately prepared and timely filed all Federal, state and other tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes that have become due pursuant to such returns and all other taxes, assessments and governmental charges that have become due and payable, including, without limitation, all taxes that the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties. There are no tax Liens upon any asset of the Company or any Subsidiary except statutory liens arising by operation of law for taxes not yet due. Except as set forth on Schedule 4.7, neither the Company nor any of its shareholders has ever filed (a) an election pursuant to Section 1362 of the Internal Revenue Code of 1986, as amended (the "CODE"), that the Company be taxed as an S corporation or (b) a consent pursuant to Section 341(f) of the Code, relating to collapsible corporations.

         4.8. Litigation. Except as set forth on Schedule 4.8, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, threatened against or affecting the Company or any Subsidiary that might result, either in any case or in the aggregate, in any material adverse change in the business, assets or condition, financial or otherwise, or operations of the Company or any Subsidiary, or that might call into question the validity of, or hinder the enforceability or performance of, this Agreement or the Securities, or any action taken or to be taken pursuant hereto or thereto; nor, to the Company's knowledge, has there occurred any event nor does there exist any condition making likely the institution of any such litigation, proceeding or investigation. Neither the Company nor any Subsidiary is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other government agency by which the Company or any Subsidiary is bound that might result, either in any case or in the aggregate, in any material adverse change in the Company's business, assets or condition, financial or otherwise, or operations.

         4.9. ERISA. Except as described on Schedule 4.9, neither the Company nor any Subsidiary maintains or operates any Employee Benefit Plan or has any such Employee Benefit Plan been maintained or operated during the past three years. Neither the Company nor any Subsidiary maintains or contributes to any Guaranteed Pension Plan or Multiemployer Plan. With respect to each Employee Benefit Plan listed on Schedule 4.9, to the extent applicable, the following is true:

         (a) Each such Employee Benefit Plan has been maintained and operated in all material respects in compliance with its terms and with all applicable provisions of ERISA, the Code and all applicable regulations, rulings and other authority issued thereunder;

         (b) All contributions required by law to have been made under each such Employee Benefit Plan (without regard to any waivers granted under Section 412 of the Code) to any fund or trust established thereunder or in connection therewith have been made by the due date thereof;

         (c) Each such Employee Benefit Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable unrevoked determination letter issued by the Internal Revenue Service as to its qualified status under the Code, which determination letter may still be relied upon as to such tax qualified status, and no circumstances have occurred that would adversely affect qualified status of any such Employee Benefit Plan;

         (d)      No Employee Benefit Plan is subject to Title IV of ERISA;

         (e) None of such Employee Benefit Plans that are "employee welfare benefit plans" as defined in Section 3(1) of ERISA provides for continuing benefits or coverage for any participant or beneficiary of a participant after such participant's termination of employment, except as required by applicable law, including section 4980B of the Code or Section 601 of ERISA; and

         (f) Neither the Company nor any trade or business (whether or not incorporated) under common control with the Company within the meaning of
Section 4001 of ERISA has, or at any time has had, any obligation to contribute to any "multiemployer plan" as defined in Section 3(37) of ERISA.

         4.10. No Violations. The execution, delivery and performance by the Company of this Agreement and any documents or instruments delivered, executed and performed in connection therewith, the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Purchased Shares and the Warrants and upon exercise of the Warrants, the issuance and delivery of the Common Stock issuable in connection therewith), and compliance with the provisions hereof, will not violate any provision of law, the Articles of Incorporation or Bylaws, as amended, of the Company or violate any order of any court or other agency of government or indenture, agreement or other instrument to which the Company or any Subsidiary is bound, or conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any Lien upon any of the properties or assets of the Company or any Subsidiary.

         4.11. Other Agreements. Neither the Company nor any Subsidiary is a party to or bound by any agreement, contract or commitment or subject to any charter, bylaw or other corporate restriction that materially adversely affects its business, assets or condition, financial or otherwise, or operations. Neither the Company nor any Subsidiary is in default under any provision of its Articles of Incorporation, Bylaws or other charter documents, each as amended and in effect on the date hereof.

         4.12. Other Agreements of Officers, etc. No officer or Key Employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restriction that materially and adversely affects, or that in the future has a reasonable possibility of materially and adversely affecting, the business, assets or condition, financial or otherwise, or operations of the Company or the right of any such Person to participate in the affairs of the Company. To the Company's knowledge, no Key Employee has any present intention of terminating his employment with the Company, and the Company does not have any present intention of terminating any such employment. This Section 4.12 shall not be deemed to constitute an employment contract nor to grant any right in favor of any Person other than the Investors.

         4.13.  Transactions  with  Affiliates.  Except as set forth on Schedule
4.13 or in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, there are no loans, advances, leases or other continuing transactions between the Company and any shareholder owning more than 1% of the capital stock of the Company or any director or officer of the Company or any Subsidiary, or any member of such officer's, director's or shareholder's immediate family, or any Person controlled by any such officer, director or shareholder or member of such officer's, director's or shareholder's immediate family.

         4.14. Compliance with Law. Except with regard to environmental matters, securities matters, and FCC matters covered in other Sections of this Agreement, each of the Company and the Subsidiaries is currently in compliance in all respects with all Federal and state laws, rules, regulations and orders applicable to its business, operations, properties, assets, products and services, and has obtained and possesses all necessary certificates of need, permits, licenses and other authorizations required to conduct its business as presently conducted except where a failure so to comply to or to obtain and possess the same would not have a Material Adverse Effect. There is no Federal or state governmental inquiry, investigation, lawsuit or proceeding pending or, to the Company's knowledge, threatened against or affecting the Company or any Key Employee, the effect of which may lead to or result in the suspension or revocation of any governmental license or approval held by the Company, and, to the Company's knowledge, there is no basis for any of the foregoing.

         4.15. Material Contracts. Except as set forth on Schedule 4.15, the Company, each Subsidiary and, to the Company's and each Subsidiary's knowledge, each other party thereto, have in all material respects performed all the obligations required to be performed by them to date, have not received any notice of default, and are not in default, under any lease, agreement or contract now in effect to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary or their respective property may be bound, which defaults would have singularly or in the aggregate a Material Adverse Effect. Neither the Company nor any Subsidiary has any present expectation or intention of not fully performing all of its obligations under each such lease, contract or other agreement to which it is a party or by which it is bound, and neither any Company nor any Subsidiary has any knowledge of any breach or anticipated breach by the other party to any contract or commitment to which the Company or any Subsidiary is a party.

         4.16. Title to Assets. (a) Each of the Company and the Subsidiaries has good and marketable title to, and is the owner of, or holds a valid leasehold interest in or license rights to, all properties and assets necessary to conduct its business as presently conducted. There are no Liens on or outstanding against any of the Company's or any Subsidiary's properties and assets except as set forth on Schedule 4.16, and except for statutory Liens, such as mechanic's, materialman's, warehouseman's, carrier's or other like Liens, incurred in good faith in the ordinary course of business, provided that the underlying obligations relating to such Liens are paid in the ordinary course of business, or are being contested diligently and in good faith by appropriate proceedings and as to which the Company has set aside adequate reserves on its books. All material leases pursuant to which the Company or any Subsidiary leases personal property are in good standing and are valid and effective in accordance with their respective terms and there exists no default or other occurrence or condition that could result in a default or termination thereof, except for default or other occurrence that would not have a Material Adverse Effect.

         (b) The properties and assets owned, leased by or licensed to the Company and each Subsidiary, if applicable, and reflected in the Financial Statements constitute all of the real and personal properties, tangible and intangible, that are necessary, used or useful in the conduct of its business in the manner and to the extent presently conducted or as presently contemplated to be conducted. No other material real or personal properties are required for the conduct of the business of the Company or any Subsidiary as presently conducted. All such tangible properties and assets are in good working order and repair, ordinary wear and tear excepted.

         4.17. Real Property. Neither the Company nor any Subsidiary owns any real property. The Company and each Subsidiary has the right to quiet enjoyment of all real property in which it holds a leasehold interest for the full term thereof, including all renewal terms, of the lease or similar agreement relating thereto.

         4.18. Environmental Compliance; No Liability. (a) The Company and each Subsidiary has operated its business and each parcel of real property owned or leased by it (the "REAL PROPERTY") in compliance in all material respects with all applicable Environmental Laws. No notice of any violation, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and, to the knowledge of the Company and each Subsidiary, no investigation or review is pending or has been threatened by any governmental entity or other person that could require the Company or any Subsidiary to expend money, or abide by conditions contained in consent decrees, settlement agreements or orders, in each case with regard to (i) any violation or alleged violation of any Environmental Law, or (ii) any failure or alleged failure to comply with any Environmental Permit, or (iii) any use, possession, generation, treatment, storage, recycling, transportation, disposal or release of a Regulated Material.

         (b) Compliance with Permits. There are no environmental permits, certificates, licenses, approvals, registrations, and authorizations required for the operation of its business and the Real Property (the "ENVIRONMENTAL PERMITS").

         (c) Treatment; CERCLIS. Neither the Company nor any Subsidiary has treated, stored, recycled or disposed of any Regulated Material on any real property, and, to the Company's knowledge, no other Person has treated, stored, recycled or disposed of any Regulated Material on any part of the Real Property except in material compliance with applicable Environmental Laws. There has been no unremedied release of, and there is not present any Regulated Material at, on or under any Real Property except such Regulated Material as is used or stored at, on, or under any Real Property in material compliance with Environmental Laws. None of the Real Property is listed or, to the knowledge of the Company, proposed for listing on the National Priorities List pursuant to Superfund, CERCLIS or any state or local list of sites requiring investigation or cleanup.

         (d) Notices; Existing Claims; Certain Regulated Materials; Storage Tanks. Neither the Company nor any Subsidiary has received any request for information, notice of claim, demand or other notification that it is or may be potentially responsible with respect to any investigation, abatement or cleanup of any threatened or actual release of any Regulated Material. Neither the Company nor any Subsidiary is required to place any notice or restriction relating to the presence of any Regulated Material at any Real Property or in any deed to any Real Property. There has been no past, and there is no pending or contemplated, claim by the Company or any Subsidiary under any Environmental Law based on actions of others that may have impacted on the Real Property, and the Company has not entered into any agreement with any Person regarding any claim pursuant to any Environmental Law. All underground storage tanks located on the Real Property are disclosed on Schedule 4.18, and all such tanks and associated piping are in sound condition and are not leaking and have not leaked. All underground storage tanks are in material compliance with all Environmental Laws and if no longer in use or being operated have been closed or removed materially in accordance with all Environmental Laws.

         (e) PCBs; Asbestos, etc. To the knowledge of the Company, no polychlorinated biphenyls ("PCBs"), asbestos containing material ("ACM's"), radon, or urea formaldehyde are present at any property now owned or leased by the Company or any Subsidiary.

         (f) Environmental Liens. There are no environmental Liens on any of the assets of the Company or any Subsidiary or Real Property and no action by a governmental entity has been taken or is in the process, or to the knowledge of the Company, pending or threatened that could subject any of such assets or Real Property to any such Liens.

         4.19. Foreign Investment in Real Property Tax Act. The Company is not now and has never been a "United States real property holding corporation" for purposes of Section 897(c)(2) of the Code and the Treasury Regulations thereunder.

         4.20. FCC Matters. (a) The FCC has issued to the Company, and the Company holds all material licenses (the "FCC LICENSES") necessary to conduct its business as such business is currently conducted and proposed to be conducted, and such FCC Licenses are valid and in full force and effect. For the two-year period prior to the date hereof, the Company has filed all statements, reports and information required by the FCC and duly performed in all respects all of its obligations under such FCC Licenses and the Communications Act.

         (b) The Company is in compliance in all material respects with the Communications Act governing the ownership and operation of the paging systems owned, permitted, licensed, being constructed and/or operated pursuant to the FCC Licenses. There is not now pending or, to the Company's or any Subsidiary's knowledge, threatened any litigation, proceeding or investigation before the FCC that might result in a termination of any of the FCC Licenses. The Company has constructed all of its material facilities operating under the FCC Licenses within the construction period provided under the Communications Act.

         (c) No event has occurred (including any notice issued by the FCC), and no agreement has been entered into by the Company (including this Agreement), that now or after notice or lapse of time or both, might reasonably be expected to permit cancellation, revocation or termination of the FCC Licenses, or would result in any FCC action that could reasonably be expected to have a Material Adverse Effect, and there is not, to the Company's knowledge, pending or threatened any action or matter that would suggest that the FCC Licenses will not be renewed in the ordinary course.

         (d) There is not pending any application, petition, objection or other pleading filed with the FCC or any federal entity with jurisdiction to review administrative orders of the FCC, that questions the validity of or contests any of the FCC Licenses.

         (e) No consents, approvals or actions by the FCC are required to permit the consummation of the transactions contemplated hereby, and such consummation will not result in a violation of the Communications Act and will not cause any forfeiture or impairment of the FCC Licenses.

         4.21. Disclosure. Neither this Agreement nor any certificate, list, exhibit, letter or other written statement furnished by the Company to the Investors or their special counsel in connection herewith (including, without limitation, in response to any request for information made by any Investor or its agent to the Company) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they are or were made. There exists no fact or circumstance that materially and adversely affects the business, assets or condition, financial or otherwise, or operations of the Company, that has not been specifically set forth in financial statements of the Company heretofore delivered to the Investors or set forth in this Agreement or the Exhibits and Schedules hereto or a certificate furnished to the Investors by the Company at the Closing.

         4.22. Margin Stock. Neither the Company nor any Subsidiary owns or has any present intention of acquiring any "margin stock" within the meaning of Regulation U (12 CFR Part 221), of the Board of Governors of the Federal Reserve System.

         4.23 Investment Company. The Company is not an "investment company", or a company "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

         4.24 Boycott. Neither the Company nor any Subsidiary has at any time has participated in, and is not currently participating in, an anti-Israel boycott within the scope of Chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code.

         4.25 Registration Rights. (a) Except for (i) the Registration Rights Agreement, (ii) the Registration Rights Agreement dated as of September 13, 1996 between the Company and Big Apple Paging Corporation (the "BIG APPLE AGREEMENT") and (iii) the Registration Rights Agreement dated as of January 31, 1997 among the Company and stockholders of Mercury Paging and Communications, Inc. (the "MERCURY AGREEMENT"), the Company is not party to any agreement or otherwise obligated to register under the Securities Act or include in any underwritten offering of its securities any shares of its capital stock, whether now outstanding or subject to issuance upon the exercise of any warrant or option for shares of the Company's capital stock.

         (b) The initial public offering of the Company's Common Stock on March 1, 1996 constituted a "Qualified Public Offering" for all purposes of the Registration Rights Agreement and the Stockholders Agreement dated as of June 21, 1995 among the Company and certain of its shareholders at such time, as heretofore amended (the "STOCKHOLDERS AGREEMENT").

         (c) The rights of the "Secondary Holders" (as defined in the Registration Rights Agreement) to "Demand Registrations" (as defined in the
Registration Rights Agreement) have terminated in accordance with Section 1(g) of the Registration Rights Agreement (as amended by the Amendment thereto dated as of June 3, 1997); provided, however, that the following Secondary Holders continue to have as of the date hereof rights to "Secondary Demand Registrations" (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement: Advanced Technology Development Fund II, Mark H. Dunaway, Marcia M. Dunaway, Michael J. Saner, Saner Communications, Inc. and Eugene H. Kreeft.

         (d) The Company covenants not to effect any registration of its securities requested under either the Big Apple Agreement or the Mercury Agreement if, in the opinion of the Company's counsel, such registration is not required for the immediate transfer of all of the shares subject to such agreements, as the case may be, pursuant to Rule 144 or other available exemption from registration under the Securities Act.

         4.26 Investments in United States Real Property Interest. The Company's capital stock does not constitute a United States real property interest as that term is defined in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the "CODE"). The preceding representation is based on a determination by the Company that the Company is not and has not been a United States real property holding corporation (as that term is defined in Section 897(c)(2) of the Code) during the five (5) year period preceding the date of this Agreement. The Company shall use its best efforts to ensure that it does not at any time in the future become a United States real property holding corporation ("USRPHC") and from time to time, upon request of any Investor that is acquiring more than $100,000 of Securities hereunder, shall make a determination as to its status as a USRPHC. If at any time in the future the Company should become a United States real property holding corporation, the Company shall, as promptly as possible, notify each Investor of such change in status.

         5.       COVENANTS OF THE COMPANY.

         Until the such time as no Purchased Shares are outstanding, the Company will comply with the following covenants:

         5.1 Board of Directors Meetings. (a) The Company shall use its best efforts to fix the number of directors of the Company at not more than nine (9) and to cause one (1) nominee of the Investors to be recommended to the shareholders for election as a director at all meetings of shareholders, or consents in lieu thereof, for such purpose. The Company will reimburse all direct out-of-pocket expenses reasonably incurred by such director of the Company in attending meetings of the Board of Directors and all other out-of-pocket expenses reasonably incurred by such director in connection with such director's serving on the Board of Directors and fulfilling such director's responsibilities as a director of the Company. The Company shall ensure that meetings of its full Board of Directors are held at least four times each year and at intervals of not more than four (4) months. The Company's Articles of Incorporation and Bylaws shall provide for indemnification and exculpation of directors from personal liability, to the fullest extent permitted under applicable state law. The Company shall at all times maintain, at the Company's expense, directors and officers liability insurance for its directors and officers.

         (b) Board Visitation and Materials. The Company shall deliver to each Investor investing at least $1,500,000 pursuant to this Agreement (each a "PRINCIPAL HOLDER") a copy of all materials distributed at or prior to all meetings of the Board of Directors of the Company or any committee thereof, (which shall include the minutes of the previous meeting) and shall thereafter promptly deliver to each Principal Holder any revised minutes as are adopted at such or any subsequent meeting. The Company shall (a) permit a representative of each Principal Holder to attend all meetings of the Company's Board of Directors, and of the Company's shareholders, (b) provide to such designees not less than 5 calendar days' prior actual notice of all meetings (or as required by the bylaws, if the meeting is an emergency meeting and the matters to be discussed or voted on would not in any way adversely affect the Investor or its interest or rights) of the Company's Board of Directors and of the Company's shareholders and an agenda for the meetings and other materials related thereto,
(c) permit each such designee to attend such meetings as a non-voting  observer,
(d) provide to each such designee a copy of all materials distributed at such meetings and (e) reimburse all direct out-of-pocket expenses reasonably incurred by such designee in attending such meetings.

         5.2 Consultations and Advice. The Company shall allow each Investor purchasing more than $100,000 of Securities hereunder to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and cause its management to meet with each such Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

         5.3. Right of First Offer on Company Sales. Each Investor shall have a right of first offer with respect to future sales in a private placement by the Company of its capital stock or securities convertible into or exercisable or exchangeable for shares of such capital stock. Each time the Company proposes to offer any such securities in a private offering, the Company shall first offer such securities to the Investors and the holders of Class A Redeemable Preferred Stock, who shall each be entitled to purchase its pro rata share (on a fully-diluted basis as measured by their respective holdings of Common Stock and Common Stock issuable upon the exercise of Warrants and Class A Warrants) of such securities, before it offers to sell such securities to other Persons. This
Section 5.3 shall not apply to stock issued in connection with acquisitions.

         5.4. Maintenance of Existence; Compliance with Law. The Company shall and shall cause each Subsidiary to keep in full force and effect its corporate existence, except where the failure to do so will not have a Material Adverse Effect, and will comply in all material respects with all applicable laws and regulations in the conduct of its business except those being contested in good faith by appropriate procedures and will file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

         5.5 Rule 144 Requirements. The Company shall comply with the requirements of Rule 144(c) under the Securities Act with respect to current public information about the Company and will furnish to any holder of Securities upon request such reports and documents of the Company as such holder may reasonable request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

         5.6 Insurance. The Company shall keep the insurable properties owned by it and by the Subsidiaries insured by financially sound and reputable insurers against the perils of liability, casualty, fire and extended coverage in amounts of coverage at least equal to those customarily maintained by companies in the same or a similar business of similar size. The Company shall also maintain with such insurers workers' compensation insurance and insurance against hazards and risks and liability to persons and property to the extent and in the manner customary for corporations engaged in the same or a similar business of similar size.

         5.7 Key Man Insurance. The Company shall maintain and continue to pay the premiums on a key-man term life insurance policy on the life of (i) Mark H. Dunaway in the amount of not less than $9,500,000, (ii) Michael J. Saner in the amount of not less than $4,500,000 and (iii) Eugene H. Kreeft in the amount of not less than $2,000,000, in each case naming the Company as the beneficiary. The life insurance proceeds received by the Company shall be used for valid business purposes of the Company as approved by the Board of Directors of the Company.

         5.8. Maintenance of Properties. The Company shall and shall cause each Subsidiary to maintain all properties used in the conduct of its business in good repair, working order and condition as necessary to permit such business to be properly and advantageously conducted.

         5.9. Affiliated Transactions. All transactions by and between the Company or any Subsidiary and any officer, Key Employee, director or shareholder of the Company or any Subsidiary or Persons controlled by or affiliated with such officer, Key Employee, director or shareholder, shall be conducted on an arms-length basis, shall be on terms and conditions no less favorable to the Company or Subsidiary than could be obtained from non-related Persons and shall be approved in advance by a majority of disinterested Directors after full disclosure of the terms thereof.

         5.10. Management Compensation. Compensation paid by the Company or any Subsidiary to its management shall be reasonably comparable to compensation paid to management in companies of similar size, of similar maturity, of similar profitability and in similar industries.

         5.11 Inspection. The Company shall permit and shall cause each Subsidiary to permit authorized representatives of the Principal Holders to visit and inspect any of the properties of the Company and its Subsidiaries, including its books of account, and to make copies thereof at the expense of the Principal Holders and to discuss its affairs, finances and accounts with its officers, administrative employees and independent accountants, all at such reasonable times with reasonable notice as may be reasonably requested but in no event more than one time in any calendar month and all in a manner that does not interfere with the business operations of the Company and its Subsidiaries; provided that all such information provided to the Investors by the Company will be maintained as confidential by the Investors and not be disclosed to third parties and provided, further that, subject to the foregoing, each Investor may provide summaries of such information to affiliates of such Investor in connection with reports provided by the Investor to its affiliates in its fiduciary capacity. The Company shall permit and shall cause each Subsidiary to permit examiners of the Small Business Administration to visit and inspect the books and records of the Company and its Subsidiaries for the purpose of verifying the certifications made by the Company to the Small Business Administration.

         5.12 Restrictive Provisions. Until such time as no Purchased Shares are outstanding, without the written consent of holders of not less than two-thirds (66.67%) of the then outstanding Purchased Shares, the Company shall not:

         (a) take any action that amends, alters or repeals the preferences, special rights or other powers of the Class B Preferred Stock, so as to affect adversely the Class B Preferred Stock (including, without limiting the generality of the foregoing, the authorization, creation or issuance of any shares of capital stock or other securities with preference or priority equal or superior to the Class B Preferred Stock or on a parity with the Class B Preferred Stock in any regard, including, without limitation, redemption rights and the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the company) or that increases the authorized number of shares of Class B Preferred Stock;

         (b) cause the issuance of any authorized but unissued shares of Class B Preferred Stock;

         (c) redeem, purchase or otherwise acquire for consideration any shares of its capital stock (or rights, options or warrants to purchase such shares), other than the Securities in accordance with their terms;

         (d) approve any material change in the line of business of the Company or any Subsidiary;

         (e) enter into any merger, consolidation or amalgamation, or any recapitalization, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or convey, sell, lease, assign, transfer or otherwise dispose of all or substantially all of its business, assets or property;

         (f) amend its Articles of Incorporation or Bylaws, if such amendment would (i) change any material rights, preferences, privileges or limitations provided to the holders of Class B Preferred Stock therein, (ii) change the size of the Board of Directors or the procedures for meetings of the Board of Directors and shareholders, including without limitation, notice and quorum requirements; or (iii) increase the dividend rate applicable to the Company's Class A Redeemable Preferred Stock, permit Class A Redeemable Preferred Stock to be converted into Common Stock or any other equity or debt security or instrument of the Company or otherwise change the rights, powers or preferences of the Class A Redeemable Preferred Stock in a manner that adversely affects the holders of Class B Preferred Stock;

         (g) enter into any acquisition or series of related acquisitions involving an aggregate transaction value equal to or greater than $5,000,000; or

         (h) increase its indebtedness for borrowed money in one or more transactions, whether or not related, in an aggregate amount of $5,000,000 in excess of the amount of the Company's existing indebtedness and availability under existing credit facilities immediately preceding the Closing.

         6.       REPRESENTATIONS WARRANTIES AND
                  COVENANT OF THE INVESTORS.

         In order to induce the Company to enter into this Agreement, each Investor, severally and not jointly, represents and warrants as follows:

         6.1 Accredited Investor. The Investor is an "accredited investor" as that term is defined in Regulation D under the Securities Act.

         6.2 Address, Etc. The address, state of organization and state of headquarters of the Investor are as set forth on Schedule A attached hereto.

         6.3 Understanding of Nature of Securities. The Investor understands that:

                  (i) The Securities and the Common Stock issued upon the exercise of the Warrants (the "Shares")have not been registered under the Securities Act or any state securities laws (the "STATE ACTS") and are being issued and sold in reliance upon certain of the exemptions contained in the Act and the State Acts, and the representations and warranties of the Investors contained herein are essential to the claim of exemption by the Company under the Act and the State Acts;

                  (ii) The Securities and the Shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act;

                  (iii) The Securities and the Shares cannot be sold or transferred without registration under the Act and any applicable State Acts or exemption therefrom;

                  (iv) The Securities and the Shares and any certificates issued in replacement therefor shall bear the following legend, in addition to any other legend required by law or otherwise;

                  "The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") or any state securities acts and may not be sold, transferred or otherwise disposed of unless a registration statement under the Act and any applicable state securities acts with respect to such securities is effective or unless the Company is in receipt of an opinion of counsel satisfactory to it to the effect that such securities may be sold without registration under the Act and such acts."

                  (v) Only the Company can register the Securities and the Shares under the Securities Act and any of the State Acts;

                  (vi) Except as set forth in this Agreement and in the Registration Rights Agreement, the Company has not made any representations to the Investor that the Company will register the Securities or the Shares under the Securities Act or any of the State Acts, or with respect to compliance with any exemption therefrom;

                  (vii) There are stringent conditions for Investor's obtaining an exemption for the resale of the Securities or the Shares under the Securities Act and any State Acts; and

                  (viii) The Company may from time to time make stop transfer notations in its transfer records to ensure compliance with the Securities Act and any State Acts.

         6.4 Investment Intent. The Investor is acquiring the Securities and the Shares for the Investor's own account and not on behalf of any person. The Investor is acquiring the Securities and the Shares for investment and not with a view to or for sale in connection with any distribution of the Securities or the Shares or with the intent to divide the Investor's participation with others or resell or otherwise participate in a distribution of the Securities or the Shares, directly or indirectly. Neither the Investor nor anyone acting on the Investor's behalf has or will pay any commission or other remuneration to any person in connection with the purchase of the Securities or the Shares.

         6.5 Transfer Restriction. The Investor agrees not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities
Act) of any Common Stock during the seven days prior to, and during the 90-day period beginning on the effective date of, any underwritten Demand Registration or any underwritten Piggyback Registration (as such terms are defined in the Registration Rights Agreement) unless the underwriters managing such registered public offering otherwise agree; provided, however, that the Investor may sell shares of Common Stock in any such registered public offering as part of such offering in accordance with the Registration Rights Agreement.

         7.  MATTERS RELATING TO THE WARRANTS.

         7.1 Mandatory Exercise of Warrants. All but not less than all of the Warrants must be exercised by the holders thereof at the request of the Company at the then applicable exercise price if and only if (i) the average closing bid price for shares of Common Stock during the ninety (90) calendar days prior to the date of such exercise, as well as for each of the ten (10) calendar days prior to such date, exceeds ten dollars ($10) per share, as appropriately adjusted for stock dividends, splits, recapitalizations and any similar occurrence; (ii) the Company has taken all actions necessary to cause all shares of Common Stock issued upon such exercise to be registered immediately upon issue, whether through registration on a Form S-3 or otherwise, so as to be freely tradable immediately upon their issuance and (iii) the Company simultaneously redeems all outstanding Class B Preferred Stock.

         8.       BROKERS' FEE.

         The Company represents and warrants that no liabilities for brokerage commissions, finders' fees and the like have been incurred by the Company in connection with the financing described in this Agreement. The Company hereby agrees to indemnify and hold the Investors harmless against and in respect of any claim for brokerage commissions, finders' fees or the like relating to this Agreement or the transactions contemplated hereby arising out of arrangements made by the Company.

         9.       REMEDIES.

         (a) The Company agrees to indemnify each holder of any Security (including such holder's respective directors, officers, partners, employees and agents) and each person who controls such holder within the meaning of Section 15 of the Securities Act (collectively the "INDEMNITEES" and individually an "INDEMNITEE") to the full extent permitted by law against all claims, losses, damages, expenses and liabilities, including any amount paid in settlement of any action, suit, claim or proceeding and all legal and other expenses reasonably incurred in investigating or defending against the same (other than losses arising solely from a diminution in the value of the Preferred Stock, the Warrants or the Common Stock held by the Indemnitees) ("LOSSES"), arising out of any breach of any representation, warranty, covenant or agreement made by the Company herein.

         (b) In addition, the Company agrees to indemnify each Indemnitee from and against any and all Losses or actions in respect thereof (including in such Indemnitee's capacity, if any, as a director, controlling person or representative of the Company) as a result of or arising out of, or relating to,
(i) the execution, delivery, performance, or enforcement of this Agreement or any other instrument, document or agreement executed by any Indemnitee pursuant to this Agreement; (ii) the solicitation of shareholder approval (including liabilities under the Exchange Act) pursuant to Section 1.5 of this Agreement or periodic reporting by the Company of transactions contemplated by this Agreement under the Exchange Act; or (iii) any transaction financed or to be financed in whole in part, directly or indirectly, with the proceeds of the issuance of the Securities, except in each such case for Losses arising out of any Indemnitee's gross negligence, willful misconduct or bad faith.

         (c) If the indemnification provided for in Section 9(b) above for any reason is held by a court of competent jurisdiction to be unavailable to an Indemnitee in respect of any Losses, then the Company, in lieu of indemnifying such Indemnitee thereunder, shall contribute to the amount paid or payable by such Indemnitee as a result of such losses, claims, damages, expenses or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Investors, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Investors in connection with the action or inaction which resulted in such Losses, as well as any other relevant equitable consideration.

         (d) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 9, such person (the "INDEMNIFIED PARTY") shall promptly notify the person against whom such indemnity may be sought (the "INDEMNIFYING PARTY") in writing promptly after such indemnified party has actual knowledge of any claim as to which indemnity may be sought; provided, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this
Section 9. In case any such proceeding shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the Indemnifying Party shall pay as incurred the fees and expenses of the counsel retained by the Indemnified Party in the event
(i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them as expressed by opinion of counsel. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment.

         (e) In the event indemnification arises hereunder as a result of a third party claim against the Indemnified Party, no indemnification shall be made pursuant to this Section 9 until such time as the Indemnifying Party shall have been finally adjudicated (including the exhaustion of all appeals that are undertaken with respect to any adjudication) or otherwise bound to be liable hereunder to such third party; provided, however, that all legal and other expenses reasonably incurred in investigating or defending such claim shall be paid by the Indemnifying Party at the time incurred by the Indemnified Party.

         (f) The indemnification and contribution provided for in this Section 9 will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnitee or any officer, director, employee, agent or controlling person of the Indemnitee.

         (g) Each party hereto acknowledges that the other parties hereto shall not have an adequate remedy in the event that this Agreement is breached and that the non-breaching parties may suffer irreparable damage and injury in such event, and that, in addition to any other available rights and remedies, the non-breaching parties shall be entitled to an injunction restricting the breaching party or parties, as the case may be, from committing or continuing any violation of this Agreement. The indemnification provided for herein is in addition to and not in lieu of any other rights and remedies that the Investors may have in law or equity.

         10.      AMENDMENTS AND WAIVERS.

         For the purposes of this Agreement and all agreements, documents and instruments executed pursuant hereto or thereto, except as otherwise specifically set forth herein or therein, no course of dealing between the Company and the Investors and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof. No covenant or other provision hereof or thereof may be waived or amended otherwise than by a written instrument signed by the party so waiving or amending such covenant or other provision; provided, however, that except as otherwise provided herein or therein, amendments to this Agreement shall require and shall be effective upon the receipt of the written consent of
(a) the Company and (b) Investors holding Warrants that upon the exercise thereof represent not less than 75% of the Common Stock issuable upon the exercise of all of the Warrants. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities at the time outstanding, each future holder of all such Securities, and the Company. Notwithstanding any of the above, the conditions to Closing set forth in Section 2 of this Agreement may only be waived by each Investor itself.

         11.      SURVIVAL OF COVENANTS; ASSIGNABILITY OF RIGHTS.

         (a) All covenants, agreements, representations and warranties of the Company made herein and in the certificates, lists, exhibits, schedules or other written information delivered or furnished in connection therewith and herewith shall be deemed material and to have been relied upon by the Investors, and shall survive the delivery of the Securities and shall bind the Company's successors and assigns, whether so expressed or not, and all such covenants, agreements, representations and warranties shall inure to the benefit of each Investor's successors and assigns and to transferees of the Securities, whether so expressed or not.

         (b) The representations and warranties of the Investors made in Section 6 herein shall be deemed material and to have been relied upon by the Company and shall survive the delivery of the Securities and shall bind each Investor's successors and assigns, whether so expressed or not and all such covenants, agreements, representations and warranties shall inure to the benefit of the Company's successors and assigns whether so expressed or not.

         (c) The Investors may transfer the Securities only in compliance with Federal and state securities laws.

         12.      GOVERNING LAW.

         (a) This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Georgia, without giving effect to any choice of law provision or rule (whether of the State of Georgia or any other jurisdiction) that would cause the application of the domestic substantive laws of any jurisdiction other than the State of Georgia.

         (b) The Company and each of the Investors that holds Class A Warrants hereby agrees that the Class A Warrants, together with the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 (the "CLASS A PURCHASE AGREEMENT") pursuant to which the Class A Warrants were issued, shall, notwithstanding anything to the contrary set forth in the Class A Warrants or such Purchase Agreement, from and after the date hereof be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Georgia, without giving effect to any choice of law provision or rule (whether of the State of Georgia or any other jurisdiction) that would cause the application of the domestic substantive laws of any jurisdiction other than the State of Georgia.

         13.      SECTION HEADINGS.

         The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision hereof.

         14.      COUNTERPARTS.

         This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         15.      NOTICES AND DEMANDS.

         Any notice or demand which, by any provision of this Agreement or any agreement, document or instrument executed pursuant hereto or thereto, except as otherwise provided therein, is required or provided to be given shall be deemed to have been sufficiently given or served for all purposes three days after being sent by first class mail, postage and charges prepaid, hand delivery, or FedEx or similar courier service to the following addresses: if to the Company, at its mailing address set out above, or at any other address designated by the Company to the Investors in writing; if to any Investor at its mailing address set forth in Schedule A, or at any other address (or facsimile number) designated by such Investor to the Company. Any notice given by facsimile pursuant to this Section 15 shall be followed by written notice delivered by FedEx or similar courier service.

         16.      SEVERABILITY.

         Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         17.      DEFINITIONS OF TERMS.

         As used in this Agreement, the following terms have the following meanings or the meanings ascribed to them elsewhere in this Agreement:

DEFINITION                                                     SECTION

Agreement..............................................        Preamble
Purchase Shares........................................        1.1
Class B Preferred Stock................................        1.1
Common Stock...........................................        1.1
Purchase Price.........................................        1.2
Closing Date...........................................        1.3
Registration Rights Agreement..........................        2.8
SEC Documents..........................................        4.5
Audited Financial Statements...........................        4.6
Financial Statements...................................        4.6
Real Property..........................................        4.17
FCC Licenses...........................................        4.20
Big Apple Agreement....................................        4.25
Mercury Agreement......................................        4.25
Stockholders Agreement.................................        4.25
Code...................................................        4.26
Principal Holder.......................................        5.1
Indemnified Party......................................        9
Indemnifying Party.....................................        9
Class A Purchase Agreement.............................        12

 .........Commission.  The term "COMMISSION" means the Securities and Exchange
Commission, or any other federal agency at the time administering the Securities Act.

 .........Communications Act.  The term "COMMUNICATIONS ACT" means the
Communications Act of 1934, as amended, or any similar law then in force, and the rules, regulations and policies thereunder.

 .........Employee Benefit Plan.  The term "EMPLOYEE BENEFIT PLAN" means any employee benefit plan within the meaning of ss.3(3) of ERISA maintained or contributed to by the Company or any ERISA Affiliate, other than a Multiemployer Plan.

 .........Encumbrance.  The term "ENCUMBRANCE" means any mortgage, deed of trust, pledge, security interest, encumbrance, option,right of first refusal, agreement of sale, adverse claim, encroachment, right-of-way, burden or charge of any kind or nature whatsoever or any item similar or related to the foregoing.

     .........Environmental   Law.  The  term   "ENVIRONMENTAL  LAW"  means  the
Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resources Conservation and Recovery Act of 1976, as amended, and any applicable laws (whether or not statutory), statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, and similar items of all governmental authorities and all applicable judicial, administrative and regulatory decrees, judgments and orders, any of which relate to the protection of human health or the environment from the effects of Regulated Material, including, but not limited to, those pertaining to reporting, licensing, permitting, investigating and remediating emissions, discharges, releases or threatened releases of Regulated Material into the air, surface water,groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Regulated Material.

     ERISA. The term "ERISA" means the Employee Retirement Income Security Act of 1974, any successor statute of similar import, and the rules and regulations thereunder, collectively, and from time to time amended and in effect.

 .........ERISA Affiliate.  The term "ERISA AFFILIATE" means any Person that is treated as a single employer with the Company under ss.414 of the Code.

 .........Exchange Act.  The term "EXCHANGE ACT" means the Securities Exchange
Act of 1934, as amended.

 .........FCC.  The term "FCC" means the Federal Communications Commission, or any other federal agency at the time administering the Communications Act.

 .........Guaranteed Pension Plan.  The term "GUARANTEED PENSION PLAN" means any employee pension benefit plan within the meaning of ss.3(2) of ERISA maintained or contributed to by the Company or any ERISA Affiliate the benefits of which are guaranteed on termination in full or in part by the Pension Benefit Guaranty Corporation (or any Person succeeding to the functions thereof).

 .........Key Employees.  The term "KEY EMPLOYEES" means the Chairman, the
President, any Vice President and the Treasurer of the Company, or any person who is not an officer of the Company but is in charge of one or more of the following functions: sales, business development or operations.

 .........Knowledge.  The terms "KNOWLEDGE" or similar terms (whether or not capitalized herein) when applied to the Company, means the knowledge of its Key Employees, officers or directors of the Company or any Subsidiary after reasonable inquiry.

 .........Material Adverse Effect.  The term "MATERIAL ADVERSE EFFECT" means any event, occurrence or condition, if the result thereof, either singly or in the aggregate would have a material and adverse effect upon the business, operations, properties, assets, prospects, profitability or condition
(financial or otherwise) of the Company and its Subsidiaries taken as a whole.

 .........Multiemployer Plan.  The term "MULTIEMPLOYER PLAN" means a multiemployer plan within the meaning ofss.3(37) of ERISA.

 ........Person.  The term "PERSON" means any corporation, association, partnership, joint venture, organization, business or individual.

 .........Regulated Material.  The term "REGULATED MATERIAL" means substances that are defined or listed in, or otherwise classified pursuant to, any applicable Environmental Laws as "hazardous substances," "hazardous materials" "hazardous wastes" or "toxic substances," or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or "EP toxicity," and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy.

 .........Rule 144.  The term "RULE 144" means Rule 144 promulgated under the
Securities Act.

 .........Securities Act.  The term "SECURITIES ACT" means the Securities Act of
 1933, as amended.

 .........18.      EXPENSES.

 .........The  Company  shall  pay all  costs and  expenses  that it incurs  with respect to the negotiation, execution, delivery and performance of this Agreement. The Company shall reimburse the Investors for (i) their reasonable travel and out-of-pocket expenses incurred in connection with the transactions contemplated hereby, including, without limitation, all reasonable audit, consulting and other professional expenses incurred as part of the Investors' due diligence with respect to the Company and the transactions contemplated hereby, (ii) the reasonable legal fees, expenses and disbursements of special counsel for the Investors (including both Edwards & Angell and Paul, Hastings, Janosfsky & Walker LLP) incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby and in connection with any proposed amendments, waivers or consents to or to be provided in connection with this Agreement and any such other agreements and documents or the transactions contemplated hereby or thereby, and the negotiation, preparation and delivery thereof.

 .........19.      ENTIRE AGREEMENT.

 .........This  Agreement  and the  other  documents  delivered  pursuant  hereto constitute the full and entire understanding and agreement between the parties with respect to the subjects hereof and thereof, including without limitation all term sheets heretofore circulated and discussed among the Company and the Investors.

 .........IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

Preferred Networks, Inc.

 By: ....

 Name: ..


ALTA COMMUNICATIONS VI, L.P.

By:    Alta Communications VI Management
       Partners, L.P., its General Partner

By:
      Robert F. Benbow, General Partner


ALTA COMM S BY S, LLC


By:
      Robert F. Benbow, Member


CENTENNIAL FUND IV, L.P.

By:    Centennial Fund V, L.P.,
       its General Partner

By:
      Jeffrey H. Schultz


SAUGATUCK CAPITAL COMPANY LIMITED PARTNERSHIP III

By:
      Richard Campbell


FLEET VENTURE RESOURCES, INC.

By:
      Robert M. VanDegna

PNC CAPITAL CORP.

By:
      David Hillman


FLEET EQUITY PARTNERS, VI, L.P.

By:    Fleet Growth Resources, Inc.,
       its Corporate General Partner

By:
      Robert M. VanDegna


PRIMUS CAPITAL FUND III LIMITED PARTNERSHIP

By:
      Kevin McGinty


T/W ALFRED W. PUTNAM GST EXEMPT

By:
      Trustee:

By:
      Trustee:



Anne L. Putnam



Edward B. Putnam, Custodian for
  Fitzgerald B. Putnam Under the Uniform
  Transfers to Minors Act, Pennsylvania


WEBBMONT HOLDINGS L.P.

By:
      Name:
      Title:

SPOTTED DOG FARM, L.P.

By:
      Name:
      Title:


RTM, INC.

By:
      Name:
      Title:



Mark H. Dunaway



Marcia M. Dunaway



John J. Hurley



Sylvia Hurley

                                    SCHEDULES

4.1 -- Subsidiaries 4.3 -- Capitalization 4.6 -- Financial Statements 4.7 -- Taxes 4.8 -- Litigation 4.9 -- ERISA 4.15 -- Material Contracts 4.16 -- Title to Assets 4.18 -- Environmental


                                    EXHIBITS

Exhibit A  -- Schedule of Investors
Exhibit B  -- Form of Warrant
Exhibit C  -- Certificate of Amendment
Exhibit D  -- Second Amendment to Registration Rights Agreement

                                    EXHIBIT 11 TO SCHEDULE 13D

                                       ARTICLES OF AMENDMENT
                                                OF
                                      PREFERRED NETWORKS, INC.

                                                         I.

         The name of the corporation, which was organized under the Georgia Business Corporation Code, is "Preferred Networks, Inc."

                                                         II.

         The amendment adopted is to amend Article III of the Articles of Incorporation of the Corporation to create a new series of Preferred Stock of the Corporation, designated as Class B Senior Redeemable Preferred Stock, by adding the following to the existing Article III:

                  The Board of Directors of the Corporation hereby authorizes the issuance of up to 5,500,000 shares of Preferred Stock, designated Class B Senior Redeemable Preferred Stock (the "Class B Preferred Stock"), which shall have the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations:

                  1. DIVIDENDS. The holders of the Class B Preferred Stock shall be entitled to receive, out of funds legally available therefor, dividends at a rate per annum of fifteen percent (15%) on the liquidation value of $1.50 per share (as calculated in accordance with the provisions of this Section 1, the "Accruing Dividends"). Accruing Dividends shall accrue from day to day, beginning on the date of issuance of the Class B Preferred Stock and continue through the date the Liquidation Preference Payments (as defined below) on the Class B Preferred Stock are paid in full in cash. Accruing Dividends shall accrue whether or not declared, and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, shall be cumulative, and shall be compounded annually. The Corporation shall not be obligated to declare or pay Accruing Dividends except as set forth in Sections 2 and 4 herein.

                  2. LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to shareholders shall be paid out, prior to and in preference over any payment in respect of the shares of Common Stock or shares of the
         Corporation's Class A Redeemable Preferred Stock (the "Class A Preferred Stock") then outstanding, as follows: each holder of Class B Preferred Stock shall be entitled to be paid in full in cash the sum of
         (i) one dollar and fifty cents ($1.50) per share of Class B Preferred Stock held by such holder plus (ii) all Accruing Dividends unpaid thereon (whether or not declared) and any other dividends, if any, declared but unpaid thereon, calculated to the date payment thereof is made (such sum payable with respect to each share of Class B Preferred Stock being sometimes referred to as the "Liquidation Preference Payments"). If upon such liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of the Class B Preferred Stock shall be insufficient to permit payment in full to the holders of Class B Preferred Stock of the Liquidation Preference Payments, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of Class B Preferred Stock. Upon any such liquidation, dissolution or winding up of the Corporation, immediately after the holders of Class B Preferred Stock shall have been paid in full the Liquidation Preference Payments, the remaining net assets of the Corporation available for distribution shall be distributed first, ratably among the holders of Class A Preferred Stock until the holders of Class A Preferred Stock shall have received an amount equal to the "Liquidation Preference Payments" on account of the Class A Preferred Stock as provided in Section 2 of the Class A Terms (as defined in
         Section 4.2 below), plus interest, if any, pursuant to Section 4.5 of the Class A Terms, and second, ratably among the holders of Common Stock. Written notice of such liquidation, dissolution or winding up, stating a payment date, the amount of the Liquidation Preference Payments and the place where the Liquidation Preference Payments shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, not less than 20 days prior to the payment date stated therein, to the holders of record of Class B Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation. The consolidation or merger of the Corporation into or with any other entity or entities that results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof (other than a merger the sole purpose of which is to reincorporate the Corporation in a different jurisdiction) and the sale, lease, abandonment, transfer or other disposition by the Corporation of all or substantially all its assets shall, unless otherwise provided in a notice signed by the holders of not less than seventy-five percent (75%) of the then issued and outstanding Class B Preferred Stock delivered to the Corporation on or prior to the date of any such transaction, be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of the provisions of this Section 2.

                  3. VOTING. 3.1 Voting. Each holder of outstanding shares of Class B Preferred Stock shall be entitled to one vote with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration and shall be entitled to notice of any shareholder meetings in accordance with the Corporation's bylaws. Except as provided by law, by the provisions of Subsections 3.2 and 3.3 below or by the provisions establishing any other series of Preferred Stock, holders of Class B Preferred Stock and of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

                  3.2 Directors. The holders of the Class B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Corporation.

                  3.3 Restrictive Provisions. Except as expressly provided herein or as required by law, so long as any shares of Class B Preferred Stock remain outstanding, the Corporation shall not without the vote of or written consent by the holders of at least two- thirds of the then outstanding shares of Class B Preferred Stock voting as a class:

                           (a) take any action that (i) directly or indirectly amends, alters or repeals the preferences, special rights or other powers of the Class B Preferred Stock, so as to affect adversely the Class B Preferred Stock, including, without limiting the generality of the foregoing, the authorization, creation or issuance of any shares of capital stock or other securities (other than Common Stock) with preference or priority equal or superior to the Class B Preferred Stock or on a parity with the Class B Preferred Stock in any regard, including, without limitation, redemption rights and the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Corporation, or (ii) increases the authorized number of shares of Class B Preferred Stock or (iii) causes the issuance of any authorized but unissued shares of Class B Preferred Stock;

                           (b) redeem, purchase or otherwise acquire for consideration any shares of its capital stock (or rights, options or warrants to purchase such shares), other than, in accordance with the priority set forth herein with respect to the redemption of Class A Preferred Stock and Class B Preferred Stock, (i) the Securities as defined in the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 entered into between the Corporation and the Investors set forth therein and (ii) the Class B Preferred Stock as provided for herein;

                           (c) approve any material change in the line of business of the Corporation or any Subsidiary;

                           (d)  enter   into  any   merger,   consolidation   or
         amalgamation, or any recapitalization, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or convey, sell, lease, assign, transfer or otherwise dispose of all or substantially all of its business, assets or property;

                            (e) amend its Articles of Incorporation or Bylaws, if such amendment would directly or indirectly change any material rights, preferences, privileges or limitations provided to the holders of Class B Preferred Stock therein, or change the size of the Board of Directors or the procedures for meetings of the Board of Directors and shareholders, including without limitation, notice and quorum requirements;

                           (f) increase the dividend rate applicable to the Class A Preferred Stock, permit Class A Preferred Stock to be converted into Common Stock or any other equity or debt security or instrument of the Corporation or otherwise change, directly or indirectly, the rights, powers or preferences of the Class A Preferred Stock in a manner that adversely affects the holders of Class B Preferred Stock;

                           (g) enter into any acquisition or series of related acquisitions involving an aggregate transaction value equal to or greater than $5,000,000; or

                           (h) increase its indebtedness for borrowed money in one or more transactions, whether or not related, in an aggregate amount of $5,000,000 in excess of the amount of the Corporation's existing indebtedness and availability under existing credit facilities immediately preceding the date of initial issuance of the Class B Preferred Stock.

                  4. REDEMPTION. 4.1 Voluntary Redemption. The Corporation, at its option, may at any time redeem all but not less than all of the Class B Preferred Stock for an amount per share equal to the Liquidation Preference Payments on the Class B Preferred Stock as of the date such amount is paid in full in cash.

                  4.2 Mandatory Redemption. On the earlier of (i) March 17, 2003 or (ii) the date as of which the Corporation proposes to effect the redemption of the Class A Preferred Stock at the election of the Corporation pursuant to notice given by the Corporation to the holders of Class A Preferred Stock pursuant to Section 4.1 of the Articles of Amendment filed June 16, 1997 creating the Class A Preferred Stock (the "Class A Terms") or (iii) the date as of which the Corporation is required to effect redemption of any Class A Preferred Stock pursuant to notice given by any holder of Class A Preferred Stock to the Corporation pursuant to Section 4.2 of the Class A Terms (in any such case, the "Redemption Date") each holder of Class B Preferred Stock shall be entitled to require the Corporation to redeem all outstanding shares of Class B Preferred Stock held by such holder, prior to the Corporation redeeming any shares of Class A Preferred Stock or any other class or series of its outstanding capital stock, making any other payment or distribution on account of the Class A Preferred Stock (including, without limitation pursuant to Section 4.5 of the Class A Terms) or any other class or series of its outstanding capital stock, or setting aside any funds for such purposes, at a price per share calculated as follows (in either case, the "Redemption Price"):

                           (a) If the Redemption Date is on or prior to March 17, 2001, the Redemption Price per share shall be equal to the sum of
         (i) the Liquidation Preference Payments on the Class B Preferred Stock as of the date such amount is paid in full in cash, plus (ii) all additional Accruing Dividends that would have accrued on the Class B Preferred Stock from the date of such redemption through March 17, 2001 had such redemption not occurred.

                           (b) If the Redemption Date is after March 17, 2001, the Redemption Price per share shall be equal to the Liquidation Preference Payments on the Class B Preferred Stock as of the date such amount is paid in full in cash.

                  4.3 Redemption Mechanics. At least 60 days prior to the Redemption Date (in the case of Section 4.2(i) or (ii) above), or, in the case of Section 4.2(iii) above, no more than three days following the Corporation's receipt of notice of redemption from a holder of Class A Preferred Stock, written notice of the Redemption Date, including a copy of any notice of redemption delivered by a holder of Class A Preferred Stock in the case of Section 4.2(iii) (in any such case, the "Redemption Notice") shall be delivered by the Corporation to each holder of Class B Preferred Stock by delivery in person of the Redemption Date. At any time on or prior to five days before the Redemption Date (and, in the case of Section 4.2(iii) above, not less than 10 days after delivery of the Redemption Notice, even if such date is after the Redemption Date), written notice shall be given to the Corporation by each holder of Class B Preferred Stock who desires to require the Corporation to redeem shares of Class B Preferred Stock, notifying the Corporation of such redemption and specifying the number of shares of Class B Preferred Stock to be redeemed from such holder. From and after the close of business on a Redemption Date, unless there shall have been a default in the payment of the Redemption Price, all rights of holders of Class B Preferred Stock electing to require the Corporation to redeem the Class B Preferred Stock held by each of them (except the right to receive the Redemption Price) shall cease with respect to the shares to be redeemed on such Redemption Date, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of the Class B Preferred Stock on the Redemption Date are insufficient to redeem the total number of Class B Preferred Stock electing to be redeemed on such Redemption Date, the holders of such shares shall share ratably in any funds legally available for redemption of such shares according to the respective amounts that would be payable to them if the full number of shares to be redeemed on such Redemption Date were actually redeemed. The Class B Preferred Stock required to be redeemed but not so redeemed shall remain outstanding and entitled to all rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such Class B Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available, on the basis set forth above.

         . 4.4 Redeemed or Otherwise Acquired Shares to be Retired. Any shares of Class B Preferred Stock redeemed pursuant to this Section 4 or otherwise acquired by the Corporation in any manner whatsoever shall be canceled and shall not under any circumstances be reissued; and the Corporation may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of shares of authorized Class B Preferred Stock.

                  4.5 Failure to Redeem. If the Corporation fails, for any reason or for no reason, to redeem on the Redemption Date any of the then outstanding Class B Preferred Stock elected by the holders thereof to be redeemed in accordance with the terms and conditions of this
         Section 4, eighty percent (80%) of the Accruing Dividends that accrue from and after such Redemption Date (the "Cash Dividends") shall be payable in cash and shall be due and payable on the first day of each month after the Redemption Date. Cash Dividends paid by the Corporation shall satisfy Accruing Dividends in an equal amount, and such Accruing Dividends shall not be duplicated in determining the Redemption Price or for any other purpose. If, as of each yearly anniversary of the Redemption Date, the Corporation shall have failed to pay in full the Cash Dividends for the immediately preceding 12-month period, the Redemption Price shall be recomputed on the basis that Accruing Dividends for such 12-month period had accrued at an annually compounding rate per annum of twenty percent (20%). If any redemption elected by the holders of Class B Preferred Stock has not been made in full on or before the first anniversary of the Redemption Date, then, in addition to the rights of the holders of Class B Preferred Stock set forth herein and arising at law or in equity, upon the written request of the holders of two-thirds of the then outstanding Class B Preferred Stock the Corporation shall take all actions necessary to submit a proposal to sell capital stock or assets of the Corporation sufficient to enable the Corporation to pay the Redemption Price in full for stockholder approval including, without limitation, the engagement of an investment banking firm reasonably acceptable to the holders of two-thirds of the then outstanding Class B Preferred Stock.

                  4.6 Failure to Surrender. Should any holder of Class B Preferred Stock redeemed pursuant to this Section 4 fail to surrender the certificate or certificates representing the shares to be redeemed, the Corporation may transfer the money distributable upon the redemption to a trustee for such holder in accordance with and with the effect set forth in Section 14-2-641(b) of the Georgia Business Corporation Code, or any successor provision.

         4.7 Ranking. The Corporation shall not pay any dividend on, redeem or make any other payment or distribution on account of (or set aside any funds for such purpose) capital stock of any class or series, including, without limitation, any shares of Class A Preferred Stock (including, without limitation, making any payment pursuant to Section
         4.5 of the Class A Terms) while any shares of Class B Preferred Stock shall remain outstanding.

                                                        III.

         The date of the adoption of the amendment was March 16, 1998.

                                                         IV.

         The amendment was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of O.C.G.A. Section 14-2-602.

                                                             * * * * *

         DULY EXECUTED and delivered by the undersigned on March 17, 1998.

                                                PREFERRED NETWORKS, INC.


                                            By:_______________________________
                                               Michael J. Saner
                                               President


                                                  *   *   *   *   *

                       EXHIBIT 12 TO SCHEDULE 13D


THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY APPLICABLE STATE SECURITIES ACTS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.


                            PREFERRED NETWORKS, INC.

                          COMMON STOCK PURCHASE WARRANT

Date of Issuance: March [  ], 1998                   Certificate No. W - B[  ]

                  FOR VALUE RECEIVED, Preferred Networks, Inc., a Georgia corporation (the "Company"), hereby grants [ ] or its registered assigns (the "Registered Holder") the right to purchase from the Company during the Exercise Period (as defined below) up to a number of shares of the Company's Warrant Stock equal to [ ] shares of Warrant Stock at a price per share of $1.50 (as adjusted from time to time hereunder, the "Exercise Price"). This Warrant is one of several warrants (collectively, the "Warrants") issued by the Company to certain investors pursuant to the Class B Senior Redeemable Preferred Stock Purchase Agreement dated as of March [ ], 1998 (the "Purchase Agreement"). Certain capitalized terms used herein are defined in Section 6 hereof. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the Exercise Price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.
               This Warrant is subject to the following provisions:
1.         Exercise of Warrant.

         1.1. Exercise Period. The Registered Holder may exercise, in whole or in part (but not as to a fractional share of Warrant Stock), the purchase rights represented by this Warrant at any time and from time to time after the Date of issuance of this Warrant to and including the fifth anniversary of the Date of Issuance of this Warrant (the "Exercise Period"). The Company shall give the Registered Holder written notice of the expiration of the rights hereunder at least 30 days but not more than 90 days prior to the end of the Exercise Period.

         1.2.      Exercise Procedure.

                  (i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

                  (a) a completed Exercise Agreement,  as described in paragraph
         1.3 below, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser");

                  (b) this Warrant;

                  (c) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments in the form set forth in
         Exhibit II hereto evidencing the assignment of this Warrant to the Purchaser, in which case the Registered Holder shall have complied with the provisions set forth in Section 9 hereof; and

                  (d) either (1) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Warrant Stock being purchased upon such exercise.(the "Aggregate Exercise Price"), (2) the surrender to the Company of debt or equity securities of the Company having a Market Price equal to the Aggregate Exercise Price of the Warrant Stock being purchased upon such exercise (provided that for purposes of this subparagraph, the Market Price of any note or other debt security or any preferred stock, unless it is publicly traded, shall be deemed to be equal to the aggregate outstanding principal amount or liquidation value thereof plus all accrued and unpaid interest thereon or accrued or declared and unpaid dividends thereon) or (3) a written notice to the Company that the Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold from issuance a number of shares of Warrant Stock issuable upon such exercise of the Warrant which, when multiplied by the Market Price of the Warrant Stock, is equal to the Aggregate Exercise Price (and such withheld shares shall no longer be issuable under this Warrant).

                  (ii) Certificates for shares of Warrant Stock purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within five business days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall within such five-day period, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement.

                  (iii) The Warrant Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser and outstanding, and the Purchaser shall be deemed for all purposes to have become the record holder of such Warrant Stock, at the Exercise Time.

                  (iv) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant shall be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Warrant Stock. Each share of Warrant Stock issuable upon exercise of this Warrant shall, upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

                  (v) The Company shall not close its books against the transfer of this Warrant or of any share of Warrant Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Warrant Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Exercise Price then in effect.

                  (vi) The Company shall assist and cooperate with any Registered Holder or Purchaser required to make any governmental filings or obtain any governmental approvals prior to or in connection with any exercise of this warrant (including, without limitation, making any filings required to be made by the Company).

                  (vii) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering of the Company's capital stock or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the holder hereof, be conditioned upon the consummation of the public offering or sale of the Company, in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

                  (viii) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Warrant Stock, solely for the purpose of issuance upon the exercise of the Warrants, such number of shares of Warrant Stock issuable upon the exercise of all outstanding Warrants. All shares of Warrant Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Warrant Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Warrant Stock may be listed (except for official notice of issuance, which shall be immediately delivered by the Company upon each such issuance). The Company shall not take any action that would cause the number of authorized but unissued shares of Warrant Stock to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of all of the outstanding Warrants.

                  (ix) Any certificate for shares of Warrant Stock issued upon the exercise of this Warrant shall contain a legend in substantially the form of the legend set forth on the first page of this Warrant except if such exercise is effected in connection with a registered public offering of the Company's capital stock and the Warrant Stock issuable upon the exercise of this Warrant are included in such registered offering.

         1.3. Exercise Agreement. Upon any exercise of this Warrant, the Exercise Agreement shall be substantially in the form set forth in Exhibit I hereto, except that if the shares of Warrant Stock are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the certificates for the shares of Warrant Stock are to be issued, and if the number of shares of Warrant Stock to be issued does not include all the shares of Warrant Stock purchasable hereunder, it shall also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof

         1.4. Fractional Shares. If a fractional share of Warrant Stock would, but for the provisions of paragraph 1.1, be issuable upon exercise of the rights represented by this Warrant, in lieu of issuing such fractional share, the Company shall, within five business days after the date of the Exercise Time, deliver to the Purchaser's order the Company's check payable to the Purchaser in an amount equal to the difference between the Market Price of such fractional share as of the date of the Exercise Time and the Exercise Price of such fractional share.

2. ADJUSTMENT OF EXERCISE PRICE. In order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 2.

         2.1. Adjustment of Exercise Price upon Issuance of Common Stock. (i) If and whenever after the date of this Warrant, the Company issues or sells in a private placement (including in connection with any acquisition of any interest in, or any entry into a joint venture with, any business or company), or in accordance with paragraph 2.2 is deemed to have issued or sold, any share of Common Stock for a consideration per share less than the Exercise Price in effect immediately prior to such time, then immediately upon such issue or sale or deemed issue or sale, the Exercise Price shall be reduced to the lowest price paid by the purchaser per share at which such share of Common Stock has been issued or sold or is deemed to have been issued or sold. Notwithstanding the foregoing, if the Company inadvertently issues or sells, or is deemed to have issued or sold, any share of Common Stock for a consideration per share less than the Exercise Price in effect immediately prior to such time, the Exercise Price shall not be reduced if the Company is able to rescind or appropriately modify the transaction within a reasonable time after it became aware of the reduction in the Exercise Price that would otherwise occur.

                       (ii) Notwithstanding the foregoing and Section 2.2, there shall be no adjustment to the Exercise Price or the number of shares of Warrant Stock obtainable upon exercise of this Warrant with respect to (i) issuance of Common Stock by the Company to co-channel licensees in lieu of cash owed, not to exceed 350,000 shares of Common Stock in the aggregate, (ii) issuance of up to 675,994 shares of Common Stock pursuant to options granted by the Company prior to 1996 to purchase common stock at various prices between $.97 and $1.50, or (iii) stock issued by the Company to the seller of stock or assets in an arms length transaction consummated in accordance with the terms of Section 5. 12 of the Purchase Agreement. Notwithstanding anything to the contrary set forth herein, in no event shall the Exercise Price at any time be an amount that is higher than the "Exercise Price" provided for in the Common Stock Purchase Warrants issued by the Company pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among the Company, Fleet Equity Partners, VI, L.P., Centennial Fund IV, L.P. and certain other persons (such warrants are referred to as the "Class A Warrants"); and if the "Exercise Price" of the Class A Warrants is adjusted in accordance with the terms thereof by reason of the issuance of the Warrants, then the Exercise Price of the Warrants shall initially be the price to which the "Exercise Price" of the Class A Warrants is so adjusted.

         2.2. Effect on Exercise Price of Certain Events. For purposes of determining the adjusted Exercise Price under paragraph 2.1, the following shall be applicable:

                  (i) Issuance of Rights or Options. If the Company in any manner grants or sells any Options and the lowest price per share for which any one share of Common Stock is issuable upon the exercise of any such Option, or upon conversion or exchange of any Convertible Security issuable upon exercise of such Option, is less than the Exercise Price in effect immediately prior to the time of the granting or sale of such Option, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at such time for such lower price per share. For purposes of this paragraph, the "lowest price per share for which any one share of Common Stock is issuable" shall be equal to the sum of the lowest amount of consideration (if any) paid or payable by the option holder with respect to any one share of Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion or exchange of the Convertible Security. No further adjustment of the Exercise Price shall be made upon the actual issue of such Common Stock or of such Convertible Security upon the exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Security.

                  (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Security and the lowest price per share for which any one share of Common Stock is issuable upon conversion or exchange thereof is less than the Exercise Price in effect immediately prior to the time of such issue or sale, then such share or shares of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at such time for such lower price per share. For the purposes of this paragraph, the "lowest price per share for which any one share of Common Stock is issuable" shall be equal to the sum of the lowest amount of consideration (if any) paid or payable by the holder of the Convertible Security with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange of such Convertible Security. No further adjustment of the Exercise Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of any Convertible Security, and if any such issue or sale of such Convertible Security is made upon exercise of any Options for which adjustments of the Exercise Price had been or are to be made pursuant to other provisions of this Section 2, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

                  (iii) Change in Option Price or Conversion Rate. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Exercise Price in effect at the time of such change shall be adjusted immediately to the Exercise Price that would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this paragraph 2.2, if the terms of any Option or Convertible Security that was outstanding as of the Date of Issuance of this Warrant are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change; provided that no such change shall at any time cause the Exercise Price to be increased to an amount in excess of the Exercise Price in effect immediately upon the issuance of this Warrant.

                  (iv) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Securities without the exercise of such Option or right, the Exercise Price then in effect shall be adjusted immediately to the Exercise Price that would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued; provided that if such expiration or termination would result in an increase in the Exercise Price then in effect, such increase shall not be effective until 30 days after written notice thereof has been given to all holders of the Warrants. For purposes of this paragraph 2.2, the expiration or termination of any Option or Convertible Security that was outstanding as of the Date of Issuance of this Warrant shall not cause the Exercise Price hereunder to be adjusted unless, and only to the extent that, a change in the terms of such Option or Convertible Security caused it to be deemed to have been issued after the Date of Issuance of this Warrant.

                  (v) Calculation of Consideration Received. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount paid by the holder to the Company for such security (including discounts, commissions and related expenses paid to independent third parties). In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash (including in connection with acquisitions), the amount of the consideration other than cash paid by the holder shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities shall be determined jointly by the Company and the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of such Warrants. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of such Warrants. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, and the fees and expenses of such appraiser shall be paid by the Company.

                  (vi) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued for a consideration of $.01.

                  (vii) Treasury Shares. The number of shares of Common Stock outstanding at any given time does not include shares owned or held by or for the account of the Company or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

                  (viii) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         2.3. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately decreased.

         2.4. Reorganization, Reclassification, Consolidation, Merger or Sale. Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) to ensure that each of the Registered Holders of the Warrants shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the shares of Warrant Stock immediately theretofore acquirable and receivable upon the exercise of such holder's Warrant, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore acquirable and receivable upon exercise of such holder's Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) with respect to such holders' rights and interests to ensure that the provisions of this Section 2 and Sections 5 and 6 hereof shall thereafter be applicable to the Warrants (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment of the Exercise Price to the value for the Common Stock
reflected  by  the  terms  of  such   consolidation,   merger  or  sale,  and  a
corresponding immediate adjustment in the number of shares of Warrant Stock acquirable and receivable upon exercise of the Warrants, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Registered Holders of Warrants representing a majority of the Warrant Stock obtainable upon exercise of all of the Warrants then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

           2.5. Certain Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's board of directors shall make an appropriate adjustment in the Exercise Price and the number of shares of Warrant Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided that no such adjustment shall increase the Exercise Price or decrease the number of shares of Warrant Stock obtainable as otherwise determined pursuant to this Section 2.

         2.6.      Notices.

                  (i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

                  (ii) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

                  (iii) The Company shall also give written notice to the Registered Holders at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

3. MANDATORY EXERCISE OF WARRANT. Upon the occurrence of certain events, the holder hereof may be required to exercise its right to purchase all but not less than all of the shares of Common Stock obtainable upon exercise of this Warrant in accordance with the provisions of Section 7.1 of the Purchase Agreement.

4. DIVIDENDS. If the Company declares or pays a Dividend, then the Company shall set aside such Dividend for payment upon exercise of this Warrant to the Registered Holder of this Warrant the Dividend that would have been paid to such Registered Holder on the Warrant Stock had this Warrant been fully exercised immediately prior to the date on which a record is taken for such Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

5. PURCHASE RIGHTS. If at any time the Company grants, issues or sells any Purchase Rights, then the Registered Holder of this Warrant shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Warrant Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6. DEFINITIONS. The following terms have meanings set forth below:

                  "Common Stock" means the Company's Common Stock, no par value per share, and except for purposes of the shares obtainable upon exercise of this Warrant, any capital stock of any class of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

                  "Convertible   Securities"   means  any  stock  or  securities
(directly or indirectly) convertible into or exchangeable for Common Stock.

                  "Dividend" means any dividend or other distribution upon the Common Stock except for a stock dividend payable in shares of Common Stock.

                  "Market Price" means, as to any security, the average of the closing prices of such security's sales on all domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days prior to such day; provided that if such security is listed on any domestic securities exchange the term "business days" as used in this sentence means business days on which such exchange is open for trading. If at any time such security is not listed on any domestic securities exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the Registered Holders of Warrants representing a majority of the Warrant Stock purchasable upon exercise of all the Warrants then outstanding; provided that if such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of Warrants representing a majority of the Warrant Stock purchasable upon exercise of all the Warrants then outstanding. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrants, an. d the fees and expenses of such appraiser shall be paid by the Company.

                  "Options" means any rights or options to subscribe for or purchase Common Stock or Convertible Securities.

                  "Organic Change" means any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case, which is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock.

                  "Person" means an individual, a partnership,  a joint venture,
a  corporation,   a  limited  liability  company,  a  trust,  an  unincorporated organization and a government or any department or agency thereof.

                  "Purchase Rights" means any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock.

                  "Warrant Stock" means shares of the Company's Common Stock; provided that if there is a change such that the securities issuable upon exercise of the Warrant are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Warrant Stock" shall mean one share of the security issuable upon exercise of the Warrant if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

                  Other capitalized terms used in this Warrant but not defined herein shall have the meanings set forth in the Purchase Agreement.

7. NO VOTING RIGHTS; LIMITATIONS OF LIABILITY. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision hereof, in the absence of affirmative action by the Registered Holder to purchase Common Stock, and no enumeration herein of the rights or privileges of the Registered Holder shall give rise to any liability of such holder for the Exercise Price of Common Stock acquirable by exercise hereof or as a stockholder of the Company.

8. WARRANT TRANSFERABLE. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Registered Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit II hereto) at the principal office of the Company.

9.        WARRANT EXCHANGEABLE FOR DIFFERENT DENOMINATIONS.  This
Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender. The date the Company initially issues this Warrant shall be deemed to be the "Date of Issuance" hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

10. REPLACEMENT. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is a financial institution or other institutional investor with capital and surplus in excess of three times the value of the Common Stock that can be purchased upon exercise of this Warrant, such holder's agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

11. NOTICES. Except as otherwise expressly provided herein, all notices referred to in this Warrant shall be in writing and shall be delivered personally, sent by reputable overnight courier service (charges prepaid) or sent by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so delivered, sent or deposited in the U.S. Mail (i) to the Company, at its principal executive offices and (ii) to the Registered Holder of this Warrant, at such holder's address as it appears in the records of the Company (unless otherwise indicated by any such holder).

12. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holders of Warrants representing at least 66-2/3% of the shares of Warrant Stock obtainable upon exercise of the Warrants; provided that no such action may change the Exercise Price of the Warrants or the number of shares or class of stock obtainable upon exercise of each Warrant without the written consent of the Registered Holders of Warrants representing at least 85% of the shares of Warrant Stock obtainable upon exercise of the Warrants.

13. DESCRIPTIVE HEADINGS; GOVERNING LAW. The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. All issues and questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by, and construed in accordance with, the laws of the State of Georgia, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Georgia or any other jurisdiction) that would cause the application of the domestic substantive laws of any jurisdiction other than the State of Georgia.

IN WITNESS Whereof, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the Date of Issuance hereof

                                           PREFERRED NETWORKS, INC.


                                         By
                                        Its

[Corporate Seal]

Attest:






Title:

                                   EXHIBIT I

                               EXERCISE AGREEMENT

To:                                                                   Dated:

                  The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-B[ ]), hereby agrees to subscribe for the purchase of___________ shares of the Common Stock covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.

                  Payment shall be made by (check one of the following):

                  _____ 1.  Delivery of $________ transmitted hereby by check.

                  _____ 2. Delivery of stock certificate no(s). ____________ and surrender of____ shares of the Company's _________ stock evidenced thereby having a Market Price on the date hereof of $_______ (computed in accordance with the definition of Market Price set forth in Section 7 of the Warrant) (i.e. a "cashless" exercise).

                  _____ 3. Delivery of the Company's _______ Note in the aggregate principal amount of $_______ and surrender of $_______ in principal amount thereof, plus accrued and unpaid interest in the amount of $________ having a Market Price on the date hereof of $___________ (computed in accordance with the definition of Market Price set forth in Section 7 of the Warrant)(i.e. a "cashless" exercise).

                  _____ 4. Surrender of_________ shares of Warrant Stock, exerciseable under Warrant No. having a Market Price on the date hereof of $_________ (computed in accordance with the definition of Market Price set forth in Section 6 of the Warrant)(i.e., a net issuance exercise).

                                        Signature _____________________ Address

                                    EXHIBIT II

                                   ASSIGNMENT

                  FOR  VALUE  RECEIVED,   _____________________________   hereby
sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. W-B[ ]) with respect to the number of shares of the Common Stock covered thereby set forth below, unto:

Names of Assignee           Address                          No. of Shares



                                                   Signature



                                                   Witness

                              EXHIBIT 13 TO SCHEDULE 13D



                               SECOND AMENDMENT TO
                          REGISTRATION RIGHTS AGREEMENT

         This Second Amendment to Registration Rights Agreement (this "Amendment") is dated as of March 17, 1998 by and among Preferred Networks, Inc., a Georgia corporation (the "Company") and each of the Persons listed as a Stockholder on the signature pages to this Amendment (referred to herein collectively as the "Stockholders").

         The Company and the Stockholders have entered into a Registration Rights Agreement dated as of June 21, 1995, as amended (the "Registration Rights Agreement"). Subsequent to entering into the Registration Rights Agreement, the Company and the Stockholders consented to certain actions by the Company and waived compliance with certain provisions of the Registration Rights Agreement pursuant to that certain Consent and Waiver Agreement dated as of September 12, 1996 and that certain Second Waiver and Consent Agreement, dated as of November 12, 1996, and amended the Registration Rights Agreement pursuant to that certain Amendment to Registration Rights Agreement dated as of June 16, 1997 (the "First Amendment").

         The Company and certain investors, including certain of the persons defined as Primary Holders in the Registration Rights Agreement, are parties to a Class B Senior Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 (the "1998 Purchase Agreement").

         It is a condition to closing under the 1998 Purchase Agreement that the Registration Rights Agreement be amended as set forth herein.

         NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements of the parties herein and in the Registration Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. Defined Terms. Capitalized terms not defined in this Amendment are used as defined in the Registration Rights Agreement, including the First Amendment.

         2. Definition of "Primary Holders". The definition of "Primary Holders" set forth in the first paragraph of the preamble to the Registration Rights Agreement is hereby expanded to include all persons purchasing stock and warrants pursuant to the 1998 Purchase Agreement.

         3.  Section  1(a)(i).   Section  1(a)(i)  of  the  Registration  Rights
Agreement is hereby amended by adding the following at the end thereof:

         Holders of at least 33.33% of the Class B Warrant Securities shall also be entitled to request Primary Demand Registrations, provided the estimated aggregate offering value for all securities included in such a registration initiated by the Class B Holders is at least $5,000,000.

         4. Section 7(f). Section 7(f) of the Registration Rights Agreement is hereby amended to read in full as follows:

                  "Warrants" means the contingent stock purchase warrants issued to the Primary Holders pursuant to the Purchase Agreement, the stock purchase warrants issued to the Primary Holders pursuant to Sections 1.3 and 1.4 of the 1997 Purchase Agreement, and the stock purchase warrants issued to the Class B Holders pursuant to the 1998 Purchase Agreement.

         5. Section 7. Section 7 is amended by adding the following new defined terms:

                  "Class B Holder" means a holder of Class B Warrant Securities.

                  "Class B Warrant Securities" means the stock purchase warrants issued pursuant to the 1998 Purchase Agreement and Common Stock issued upon the exercise of such warrants.

         6. No Other Effect. Except as specifically set forth in this Amendment, the Registration Rights Agreement shall remain in full force and effect.

         7. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and each of which shall constitute one and the same amendment. Any party may deliver an executed copy of this Amendment by facsimile transmission to the other parties and such delivery shall have the same force and effect as delivery of a manually signed copy of this Amendment.

                         [signatures on following pages]

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

THE COMPANY:                                PREFERRED NETWORKS, INC.



March ____, 1998                            By:

                                                     Its:



THE STOCKHOLDERS:

                         FLEET EQUITY PARTNERS VI, L.P.

                                      By:    Fleet Growth Resources II, Inc.

                                      Its:     General Partner

March ____, 1998                      By:

                                      Its:

                                     Address: 50 Kennedy Plaza
                                              Providence, RI

                          FLEET VENTURE RESOURCES, INC.


March ____, 1998                            By:

                                                     Its:

                            Address: 50 Kennedy Plaza
                              Providence, RI 02903


                           CHISHOLM PARTNERS II, L.P.

                                        By:      Silverado II, L.P.

                                       Its:     General Partner

                                        By:      Silverado II Corp.

                                       Its:     General Partner

March ____, 1998                        By:

                                        Its:

                                        Address:  50 Kennedy Plaza
                                                  Providence, RI 02903


                          ALTA COMMUNICATIONS, VI, L.P.

                                    By:      Alta Communications VI Management
                                             Partners L.P.

                                    Its:     General Partner

March ____, 1998                    By:      ________________________

                                    Its:     ________________________

                                    Address: One Embarcadero Ctr.
                                             Suite 4050
                                             San Francisco, CA 94111

                          ALTA COMM S BY S, LLC

March ____, 1998                   By:

                                   Its:

                                   Address: One Embarcadero Ctr.
                                            Suite 4050
                                            San Francisco, CA 94111

                            CENTENNIAL FUND IV, L.P.

                                   By:      Centennial Holdings IV, L.P.

                                   Its:     General Partner

March ____, 1998                   By:

                                   Its:

                                   Address: 1428 Fifteenth Street
                                            Denver, CO   80202


                            SAUGATUCK CAPITAL COMPANY
                            LIMITED PARTNERSHIP III

                                    By:      Greyrock Partners

                                    Its:     General Partner
March ____, 1998
                                   Address:  One Canterbury Green
                                             Stamford, CT 06901


                             PRIMUS CAPITAL FUND III
                             LIMITED PARTNERSHIP

                                       By:      Primus Venture Partners III
                                                Limited Partnership

                                       Its:     General Partner

                                       By:      Primus Venture Partners, Inc.

                                       Its:     General Partner

March ____, 1998
                                       Address: 5900 Landerbrook Drive
                                               Suite 200
                                               Cleveland, OH 44124


                                       PNC CAPITAL CORP.

March ____, 1998                        By:

                                        Its:

                                       Address: One PNC Plaza, 19th Floor
                                                249 5th Ave & Wood Street
                                                Pittsburgh, PA   15222


                                      DAVID M. ELLIS

March ____, 1998                      By:

                                      Address: 22 Arden Place
                                      Short Hills, NJ 07078

                                     PETER J. BICHE

March ____, 1998                      By:

                                      Address: 5 Deepwater Court
                                               Edgewater, MD 21037


                                     HOFFMAN INVESTMENT COMPANY

March ____, 1998                      By:

                                      Address: Attn: Bette Hoffman
                                               1464 Hunter Road
                                               Rydal, PA 19046

                                      K. MITCHELL POSNER

March ____, 1998                      By:

                                      Address: 7 Druim Moir Ct.
                                               Philadelphia, PA 19116


                                      EDWARD BEALE PUTNAM


March ____, 1998                      By:

                                      Address: 8201 St. Martins Lane
                                               Philadelphia, PA 15243


                                      KATHRYN PUTNAM



March ____, 1998                      By:

                                      Address: 850 Center Way
                                               Norcross, GA 30071

                                      MICHAEL J. DAVIES

March ____, 1998                      By:

                                      Address: 15925 Old York Road
                                               Monkton, MD 21111


                                      SETH J. LEHR

March ____, 1998                      By:

                                       Address: 1637 Paper Mill Road
                                                Meadowbrook , PA 19046


                                       ADVANCED TECHNOLOGY
                                       DEVELOPMENT FUND II

March ____, 1998                       By:

                                       Its:

                                       Address: 1000 Abernathy Road
                                                Suite 1420
                                                Atlanta, GA 30328


                                       RICHARD H. STEWART

March ____, 1998

                                       Address: 77 E. Crossville Road
                                                Suite 310
                                                Roswell, GA 30075


                                      FISHER FINANCIAL CORP.

March ____, 1998                      By:

                                      Its:

                                      Address: 1355 Peachtree Street
                                               Suite 1700
                                               Atlanta, GA 30309


                                       DIGITAL COMMUNICATIONS

March ____, 1998                       By:

                                       Its:

                                       Address: 319 Peachtree Parkway
                                                Peachtree City, GA 30269


                                       IDA AKERS MORRIS TRUST

March ____, 1998                       By:

                                       Its:

                                       Address: 1000 Brickell Avenue
                                                Suite 1200
                                                Miami, FL 33131


                                       TRUST B. UNDER AGREEMENT DATED
                                       12/31/76 WITH I. WALTER FISHER

March ____, 1998                       By:

                                       Its:

                                       Address: 1355 Peachtree Street
                                               Suite 1725
                                               Atlanta, GA 30309

                                       STEVEN E. FOX

March ____, 1998                      ____________________________________

                                      Address: 2700 International Tower
                                               Peachtree Center
                                               229 Peachtree Street
                                               Atlanta, GA   30303


                                       STEPHEN R. LEEDS

March ____, 1998                       ____________________________________

                                       Address: 2700 International Tower
                                                Peachtree Center
                                                229 Peachtree Street
                                                Atlanta, GA   30303


                                        HUNTER R. HUGHES

March ____, 1998                        ____________________________________

                                        Address: 2700 International Tower
                                                Peachtree Center
                                                229 Peachtree Street
                                                Atlanta, GA   30303


                                        MICHAEL ROSENZWEIG

March ____, 1998                        ____________________________________

                                        Address: 2700 International Tower
                                                 Peachtree Center
                                                 229 Peachtree Street
                                                 Atlanta, GA   30303


                                        DAN F. LANEY

March ____, 1998                        ____________________________________

                                        Address: 2700 International Tower
                                                 Peachtree Center
                                                 229 Peachtree Street
                                                 Atlanta, GA   30303


                                        RICHARD H. SINKFIELD

March ____, 1998                        ____________________________________

                                        Address: 2700 International Tower
                                                 Peachtree Center
                                                 229 Peachtree Street
                                                 Atlanta, GA   30303

                                                     SAMUEL L. WORNOM, III

March ____, 1998                        ____________________________________

                                        Address: 318 C Court Square
                                                 Sanford, NC 27330


                                        SANDRA L. WORNOM

March ____, 1998                        ____________________________________

                                        Address: 318 C Court Square
                                                 Sanford, NC 27330


                                        FRANK E. PROCTOR

March ____, 1998                         ____________________________________

                                         Address: 345 E. 57th Street
                                                  Apt. 15B
                                                  New York, NY   10022


                                       LLOYD M. SMITH

March ____, 1998                       ____________________________________

                                       Address: 14270 Phillips Circle
                                                Alpharetta, GA 30201


                                       ELIZABETH G. SMITH

March ____, 1998                     ____________________________________

                                      Address: 14270 Phillips Circle
                                               Alpharetta, GA 30201


                                    RTM, INC.

March ____, 1998                    By:

                                    Its:

                                    Address: 5995 Barfield Road
                                             Atlanta, GA 30328


                                    DOUGLAS N. BENHAM

March ____, 1998                    ____________________________________

                                    Address: 4 Lullwater Estates Road
                                             Atlanta, GA   30307


                                     BERTIL D. NORDIN

March ____, 1998                    ____________________________________

                                    Address: 14 Ball Creek Way
                                             Dunwoody, GA 30350


                                     MARK H. DUNAWAY

March ____, 1998                    ____________________________________

                                    Address: 850 Center Way
                                             Norcross, GA 30071


                                     MARCIA M. DUNAWAY

March ____, 1998                     ___________________________________

                                     Address: 850 Center Way
                                              Norcross, GA 30071

                                     MICHAEL J. SANER

March ____, 1998                     ____________________________________

                                     Address: 850 Center Way
                                              Norcross, GA 30071


                                     SANER COMMUNICATIONS, INC.

March ____, 1998                     By:

                                     Its:

                                     Address: 850 Center Way
                                              Norcross, GA 30071


                                     EUGENE H. KREEFT

March ____, 1998                     ____________________________________

                                     Address: 850 Center Way
                                              Norcross, GA 30071


                                      BILL G. HAMPTON

March ____, 1998                      ____________________________________

                                      Address: 3100 Briarcliff Road, #470
                                               Atlanta, GA 30329


                                      JOHN P. BUTORAC

March ____, 1998                      ___________________________________

                                      Address: 3306 Cove Circle
                                               Stockton, CA 95204


                                      AZURE LIMITED PARTNERSHIP I

March ____, 1998                      By:

                                      Its:

                                      Address: 13 Eagles Nest Drive
                                               Lancaster, WA 98257


                                      3-2-1 INVESTMENT COMPANY

March ____, 1998                      By:

                                      Its:

                                      Address: 505 Madison Street, #220
                                               Seattle, WA   98104

                                      THOMAS L. WINDLER

March ____, 1998                     ____________________________________

                                     Address: 5 Concourse Parkway
                                              Suite 3000
                                              Atlanta, GA 30328


                                     TRANSIT COMMUNICATIONS,
                                     U.S.A., L.P.

March ____, 1998                     By:

                                     Its:

                                     Address: 88 E. Crossville Road
                                              Suite 310
                                              Roswell, GA 30075

                                                      *   *   *